Second Quarter 2009 Report to Shareholders

BMO Financial Group Reports Good Second Quarter Core Results in the Context of the Current Market Environment
Personal and Commercial Banking Canada Continues to Report Strong Growth in Revenue and Net Income
Solid Underlying Performance in BMO Capital Markets Businesses
BMO’s Already Strong Tier 1 Capital Ratio Increases to 10.70%

Financial Results Highlights:
Second Quarter 2009 Compared with Second Quarter 2008:
•	Net income of $358 million, down $284 million from a year ago

•	EPS[1] of $0.61 and cash EPS[2] of $0.63, down $0.64 and $0.63, respectively, from a year ago
•	Adjusted cash EPS[2] of $0.93 after excluding capital markets environment charges of $80 million after tax ($0.15 per share) and severance costs of $80 million after tax ($0.15 per share)
•	Provisions for credit losses of $372 million, up $221 million from a year ago

•	BMO’s already strong Tier 1 Capital Ratio increases to 10.70%
Year-to-Date 2009 Compared with a Year Ago:
•	Net income of $583 million, compared with $897 million in 2008

•	EPS of $1.00 compared with $1.72 and cash EPS of $1.03 compared with $1.75

•	Adjusted cash EPS[2] of $2.02 after excluding capital markets environment charges of $439 million after tax ($0.84 per share) and severance costs of $80 million after tax ($0.15 per share)
Toronto, May 26, 2009 – For the second quarter ended April 30, 2009, BMO Financial Group reported net income of $358 million or $0.61 per share. Canadian personal and commercial banking reported strong results with net income of $350 million, up $30 million or 9% from a year ago, and BMO Capital Markets net income grew by $62 million or 33% to $249 million. Results included losses of $80 million after tax ($0.15 per share) in respect of capital markets environment charges, detailed in the Effects of the Capital Markets Environment on Second Quarter Results section, and severance costs of $80 million after tax ($0.15 per share) primarily related to simplifying our management structure.
          “Our core businesses have again performed well, particularly in the context of a recessionary environment,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “P&C Canada, our Canadian personal and commercial banking unit, continues to report strong year-over-year growth, with revenue growing 8% and net income up 9% to $350 million. We are building loyalty by listening to our customers to understand their needs and providing guidance that helps them make better financial decisions. P&C Canada’s loans are up year over year as we continue to make credit available to Canadians and their businesses. Our focus on the customer is paying off – for them and for us.
          “Conditions remain challenging in credit markets and the capital markets environment. However, we are appropriately positioned to cope with these conditions. Our strong capital and liquidity positions permit us to make opportunistic acquisitions, such as the acquisition of the Canadian life insurance business we completed in the quarter.
1	All earnings per share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined. Adjusted cash EPS is also a non-GAAP measure; please see details in the Effects of the Capital Markets Environment on Second Quarter Results section and also the Non-GAAP Measures section.

“BMO Capital Markets produced solid results, growing revenue 17% year over year and increasing net income by 33% to $249 million. Results improved year over year in a number of businesses with significantly better results from corporate banking, interest-rate-sensitive businesses and equity underwriting,” said Mr. Downe. Overall performance in BMO Capital Markets was affected by $80 million of after-tax charges as explained in the Effects of the Capital Markets Environment on Second Quarter Results section.
          U.S. personal and commercial banking recorded year-over-year organic growth in loans and deposits and improved net interest margin. Reported results decreased from a year ago but increased adjusted for that period’s net gain on the Visa IPO. The weaker credit environment is affecting results but we continue to make loans and provide deposit services to our customers while managing our costs effectively. Mr. Downe also indicated that, “Harris was recognized with a number one ranking for customer satisfaction in the Midwest Region in the recently released J.D. Power and Associates 2009 Retail Banking Satisfaction Study. Our focus on the customer is yielding results with substantial growth in new households added to our customer base.
          “In our wealth management business, we continue to see strong growth in term deposits, but results were affected by reduced levels of managed and administered assets due primarily to the significant declines in equity markets. We continue to maintain our high service standards and are managing costs responsibly with due regard to the softer marketplace,” said Mr. Downe.
          Our results continued to be affected by global recessionary pressures. Provisions for credit losses in the current quarter totalled $372 million, comprised of $127 million of specific provisions in Canada and $245 million in the United States, with no increase in the general allowance. Specific provisions increased $221 million from a year ago, primarily related to loans in our U.S. personal and commercial business, but were down $56 million from the first quarter. We expect the credit environment to continue to be challenging through 2009 as the global economy remains weak.
          BMO employs an expected-loss-provisioning methodology whereby expected credit losses are charged to the operating groups and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
          Mr. Downe concluded by indicating, “Our results for the quarter include severance costs related primarily to simplifying our management structure across our businesses and corporate support areas by reducing layers and broadening mandates. As such, the changes are expected to reduce ongoing costs and position our businesses to grow revenue and improve profitability with no reduction in our customer service.” We anticipate that once the changes to our structure are completed, annual run-rate savings will exceed the $118 million of severance costs.
          Corporate Services results rose from the first quarter, improving appreciably excluding the severance costs recorded in the current quarter due to increased revenues and lower provisions for credit losses. Higher revenues reflect actions to lower the negative carry on certain asset-liability interest rate and liquidity management positions and mark-to-market gains on certain hedging activities compared to losses in the first quarter. Results were weaker than a year ago due to reduced revenues and higher provisions for credit losses. Low revenues were due to the negative carry on certain asset-liability interest rate positions and the continued impact of funding activities that have enhanced our strong liquidity position. Substantially all of our estimated fiscal 2009 term-funding requirements have now been met.
          Today, we announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and reflective of an annual dividend of $2.80 per common share.

BMO Financial Group Second Quarter Report 2009 • 1

Operating Segment Overview
P&C Canada
Net income was $350 million, up $30 million or 9.1% from a year ago. Revenue increased across our personal, commercial and cards businesses, led by volume growth across most products and an improved net interest margin. Adjusted for the impact of a capital tax recovery a year ago, cash operating leverage for the quarter was more than 3.0%.
          We continue to achieve strong results in tough market conditions.
          Our brand promise is a commitment to transparency and helping customers make choices in the current environment to find the best solutions for them. Our objective remains to increase market share in an environment of slower growth.
          In personal banking, our focus on improving performance management, investments in our branch network and new product offerings have paid off with improved revenues and accelerating growth in deposit products. During the quarter, we opened four new branches and, as previously announced, closed 68 In-Store branches. Most of our customers prefer the services of a full-service bank with professional advice and relationship management capabilities, combined with the convenience of our online banking channels. We have chosen to invest in distribution channels that provide an exceptional customer experience. As a result, we are narrowing the gap to the industry leader on our personal loyalty score and our products-per-customer ratio is growing.
          In commercial banking, we are progressing toward our goal of becoming the bank of choice for businesses across Canada. We rank second in Canadian business market share. Despite the tight credit environment, we continue to make credit available to our small and medium-sized business clients. We achieved loan growth of 3.2% and have continued to gain market share, which rose 37 basis points year over year and 4 basis points quarter over quarter to 19.97%. Year over year, we have improved our commercial customer loyalty score and improved our products-per-customer ratio.
          We also grew our card business. Our brand marketing and promotions together with better integration of card sales across the branch system have resulted in continuing growth in the card portfolio.
P&C U.S. (all amounts in U.S. $)
Net income was $21 million, down $9 million or 31% from a year ago. Cash net income was $27 million, down $8 million or 23%. Net income a year ago included a $13 million after-tax gain on the IPO of Visa Inc. net of a litigation accrual. Excluding this item, net income rose $4 million or 24% from a year ago. Results benefited from year-over-year organic growth in loans and deposits as well as increased deposit spreads and improved net interest margin.
           The weak credit environment continues to affect results as there are higher levels of non-performing loans and the costs of managing this portfolio have increased. Together, they reduced earnings in the current quarter by $11 million, compared with a $5 million reduction a year ago.
           Revenue decreased $20 million or 7.8%. Excluding the gain from the IPO, revenue increased $18 million, largely driven by our Wisconsin acquisitions and deposit growth, partially offset by the $7 million increased impact of weaker credit markets. Net interest margin increased from last year due to new deposit generation and our actions to mitigate the impact of rising long-term funding costs.
          We are maintaining our strong focus on managing expenses and on new customer acquisition in both the consumer and commercial businesses, while we continue to make loans and provide deposit services to our customers. Net new household customer acquisitions are substantially above last year and we’re starting to see positive trends in core deposits.
          In a recent study by J.D. Power and Associates analyzing customer satisfaction with the retail banking experience, Harris was ranked best of 21 banks rated and scored better than most competitors in four out of five measures.
          Our Retail Net Promoter Score, a measure of the strength of customer loyalty, improved two points from both the prior quarter and from a year ago to 44, at a time when the scores of a number of our competitors deteriorated.

2 • BMO Financial Group Second Quarter Report 2009

Private Client Group
Net income was $62 million, compared to $107 million a year earlier. Results were impacted by difficult equity markets and a low interest rate environment. Revenue for the quarter decreased $63 million or 12% from a year ago, primarily due to lower fee-based and commission revenue in Full-Service Investing and lower revenue in our mutual fund businesses on significantly lower assets. Net interest income declined mostly due to spread compression on deposit balances in our brokerage businesses in the competitive low interest rate environment.
          Assets under management and administration have been affected by softer market conditions and decreased $21 billion or 8.7%, despite a $13 billion benefit related to the stronger U.S. dollar. There was strong volume growth in term deposits, which increased $9 billion or 21% year over year. Given recent challenges in the global economy and equity markets, we have made adjustments in how we spend and allocate resources. We will continue to deliver the high level of service our clients expect while continuing to responsibly manage our employee and discretionary expenses in the current market conditions.
          On April 1, we completed the acquisition of AIG Life Insurance Company of Canada (rebranded as BMO Life Assurance) at a cost of $330 million. This acquisition strengthens BMO Financial Group’s competitive position, giving immediate scale and capabilities in the life insurance market and will allow us to meet our clients’ unmet insurance needs. To secure their lifestyle and retirement needs, our clients are looking for both investment and tax-efficient insurance solutions. To help our clients, BMO Nesbitt Burns Inc. has more than 800 investment advisors who are also life insurance agents and, in Quebec, financial security advisors with BMO Nesbitt Burns Financial Services Inc. With the completion of the acquisition, BMO’s life insurance business is strengthened through the addition of 300 experienced employees, approximately 400,000 customers and access to a network of more than 5,000 active independent brokers across the country. The acquisition substantially enhances our ability to better serve our clients’ wealth management needs and reinforces our customer-focused strategy. BMO’s life insurance business is now one of the largest among bank-owned life insurance companies with a top 10 market share in the Canadian life insurance market.
          Effective in the third quarter, all of BMO’s insurance businesses will operate within Private Client Group given the alignment with the wealth management strategy and the desire to bring insurance capabilities and skill sets together.
          Private Client Group continues to be recognized for its products and services. The BMO Dividend Fund was presented with the 2009 Lipper Award for best fund over ten years in the Canadian Dividend & Equity Income category. The Lipper Fund Awards program recognizes funds that have excelled in delivering consistently strong risk-adjusted performance relative to peers.
BMO Capital Markets
Net income for the quarter was $249 million, up $62 million or 33% from a year ago. This increase was driven primarily by revenue generation, including significantly higher corporate banking revenue due to both increased spread and lending fees, higher revenues from our interest-rate-sensitive businesses and improvement in equity underwriting fees. In addition to growing revenues, we have implemented various expense management initiatives. Due to continued weakness in the economic and capital market environments, results for the quarter reflected charges of $117 million ($80 million after tax) as described in the Effects of the Capital Markets Environment on Second Quarter Results section. Results a year ago included a net benefit of $42 million ($28 million after tax) as described in the Notable Items section at the end of the MD&A.
          Notwithstanding charges related to the capital markets environment, BMO Capital Markets delivered solid earnings this quarter. This quarter’s performance reflected the strength of our underlying core businesses and the overall strategic focus of managing the total risk-return of the group. The continued focus on our core clients and active balance sheet management has enabled us to grow businesses that fit in with our client-focused strategy, such as our U.S. Municipal Bond business. Corporate banking initiatives in recent quarters have significantly improved the performance of our lending business.
          BMO Capital Markets was involved in 116 new issues in the quarter including 33 corporate debt deals, 38 government deals, 35 common equity transactions and 10 issues of preferred shares, raising $47.1 billion, up $3.8 billion from last quarter.

BMO Financial Group Second Quarter Report 2009 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
	2009	2009	2008	2008	2008	April 30, 2008	2009	2008	April 30, 2008

Income Statement Highlights
Total revenue	$2,655	$2,442	$2,813	$2,746	$2,620	1.3%	$5,097	$4,646	9.7%
Provision for credit losses	372	428	465	484	151	+100	800	381	+100
Non-interest expense	1,888	1,841	1,818	1,782	1,680	12.4	3,729	3,294	13.2
Net income	358	225	560	521	642	(44.3)	583	897	(35.0)

Net Income by Operating Segment
P&C Canada	$350	$325	$333	$331	$320	9.4%	$675	$611	10.5%
P&C U.S.	25	34	12	28	30	(16.7)	59	56	5.4
PCG	62	57	75	108	107	(42.1)	119	203	(41.4)
BMO CM	249	179	290	263	187	33.2	428	158	+100
Corporate Services (a)	(328)	(370)	(150)	(209)	(2)	(-100)	(698)	(131)	(-100)

Common Share Data ($)
Diluted earnings per share	$0.61	$0.39	$1.06	$0.98	$1.25	$(0.64)	$1.00	$1.72	$(0.72)
Diluted cash earnings per share (b)	0.63	0.40	1.08	1.00	1.26	(0.63)	1.03	1.75	(0.72)
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00	1.40	1.40	0.00
Book value per share	32.22	32.18	32.02	30.15	29.71	2.51	32.22	29.71	2.51
Closing share price	39.50	33.25	43.02	47.94	50.10	(10.60)	39.50	50.10	(10.60)
Total market value of common shares ($ billions)	21.5	17.9	21.7	24.2	25.2	(3.7)	21.5	25.2	(3.7)

As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2009	2009	2008	2008	2008	April 30, 2008

Balance Sheet Highlights
Assets	$432,245	$443,174	$416,050	$375,047	$375,158	15.2%
Net loans and acceptances (d)	179,698	190,099	186,962	175,882	171,826	4.6
Deposits	247,169	264,580	257,670	248,657	238,580	3.6
Common shareholders’ equity	17,561	17,371	16,158	15,207	14,954	17.4

	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,		April 30,	April 30,
	2009	2009	2008	2008	2008		2009	2008

Financial Measures (%) (c)
Average annual five year total shareholder return	(1.2)	(6.9)	0.9	5.1	8.2		(1.2)	8.2
Diluted earnings per share growth	(51.2)	(17.0)	21.8	(23.4)	(3.1)		(41.9)	(12.2)
Diluted cash earnings per share growth (b)	(50.0)	(18.4)	21.3	(23.1)	(3.8)		(41.1)	(12.1)
Return on equity	8.1	4.9	14.0	13.5	17.9		6.5	12.2
Cash return on equity (b)	8.4	5.2	14.3	13.7	18.1		6.8	12.5
Net economic profit (NEP) growth (b)	(+100)	(71.8)	+100	(56.5)	(7.9)		(+100)	(44.8)
Operating leverage	(11.1)	6.4	18.0	0.1	(0.5)		(3.5)	0.9
Cash operating leverage (b)	(11.0)	6.4	18.0	0.0	(0.7)		(3.5)	0.8
Revenue growth	1.3	20.5	27.9	7.5	3.6		9.7	1.1
Non-interest expense-to-revenue ratio	71.1	75.4	64.6	64.9	64.1		73.2	70.9
Cash non-interest expense-to-revenue ratio (b)	70.7	75.0	64.2	64.5	63.8		72.7	70.5
Provision for credit losses-to-average
loans and acceptances (annualized) (d)	0.79	0.90	1.01	1.10	0.35		0.85	0.45
Gross impaired loans and acceptances-to-equity
and allowance for credit losses	12.95	11.91	11.34	9.09	9.54		12.95	9.54
Cash and securities-to-total assets ratio	28.2	28.2	29.1	29.6	29.6		28.2	29.6
Tier 1 capital ratio – Basel II	10.70	10.21	9.77	9.90	9.42		10.70	9.42
Credit rating
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa1		Aa1	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+

Financial Ratios (% except as noted) (c)
Twelve month total shareholder return	(15.2)	(37.7)	(27.9)	(24.4)	(24.6)		(15.2)	(24.6)
Dividend yield	7.09	8.42	6.51	5.84	5.59		7.09	5.59
Price-to-earnings ratio (times)	13.0	9.0	11.4	13.4	12.9		13.0	12.9
Market-to-book value (times)	1.23	1.03	1.34	1.59	1.69		1.23	1.69
Net economic profit ($ millions) (b)	(87)	(219)	145	122	266		(306)	139
Return on average assets	0.32	0.19	0.54	0.52	0.66		0.25	0.46
Net interest margin on average earning assets	1.55	1.51	1.71	1.59	1.48		1.53	1.46
Non-interest revenue-to-total revenue	49.6	45.5	49.8	53.2	55.2		47.6	48.6
Non-interest expense growth	12.4	14.1	9.9	7.4	4.1		13.2	0.2
Cash non-interest expense growth (b)	12.3	14.1	9.9	7.5	4.3		13.2	0.3
Total capital ratio – Basel II	13.20	12.87	12.17	12.29	11.64		13.20	11.64
Equity-to-assets ratio	4.6	4.3	4.3	4.5	4.4		4.6	4.4

All ratios in this report are based on unrounded numbers.
(a)	Corporate Services includes Technology and Operations.
(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	Effective in the first quarter of 2009, securities borrowed or purchased under resale agreements are excluded from net loans and acceptances and credit statistics. All comparative figures have been restated.

Management’s Discussion and Analysis
MD&A commentary is as of May 26, 2009. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2009, included in this document, and the annual MD&A for the year ended October 31, 2008, included in BMO’s 2008 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q2-2009		vs. Q2-2008		vs. Q1-2009	YTD-2009		vs. YTD-2008

Net interest income	1,337	163	14%	6	1%	2,668	280	12%
Non-interest revenue	1,318	(128)	(9%)	207	19%	2,429	171	8%

Revenue	2,655	35	1%	213	9%	5,097	451	10%
Specific provision for credit losses	372	221	+100%	(56)	(13%)	800	479	+100%
Increase in the general allowance	–	–	–	–	–	–	(60)	(100%)

Total provision for credit losses	372	221	+100%	(56)	(13%)	800	419	+100%
Non-interest expense	1,888	208	12%	47	3%	3,729	435	13%
Provision for (recovery of) income taxes	18	(110)	(86%)	89	+100%	(53)	(90)	(+100%)
Non-controlling interest in subsidiaries	19	–	–	–	–	38	1	6%

Net income	358	(284)	(44%)	133	59%	583	(314)	(35%)

Amortization of acquisition-related intangible assets (after tax) (1)	10	2	32%	2	23%	18	2	16%
Cash net income (2)	368	(282)	(43%)	135	58%	601	(312)	(34%)
Earnings per share – basic ($)	0.61	(0.64)	(51%)	0.22	56%	1.00	(0.73)	(42%)
Earnings per share – diluted ($)	0.61	(0.64)	(51%)	0.22	56%	1.00	(0.72)	(42%)
Cash earnings per share – diluted ($) (2)	0.63	(0.63)	(50%)	0.23	58%	1.03	(0.72)	(41%)
Return on equity (ROE)	8.1%		(9.8%)		3.2%	6.5%		(5.7%)
Cash ROE (2)	8.4%		(9.7%)		3.2%	6.8%		(5.7%)
Productivity ratio	71.1%		7.0%		(4.3%)	73.2%		2.3%
Cash productivity ratio (2)	70.7%		6.9%		(4.3%)	72.7%		2.2%
Operating leverage	(11.1%)		nm		nm	(3.5%)		nm
Cash operating leverage (2)	(11.0%)		nm		nm	(3.5%)		nm
Net interest margin on earning assets	1.55%		0.07%		0.04%	1.53%		0.07%
Effective tax rate	4.4%		(11.9%)		45.4%	(9.4%)		(13.2%)

Capital Ratios
Tier 1 Capital Ratio	10.70%		1.28%		0.49%	10.70%		1.28%
Total Capital Ratio	13.20%		1.56%		0.33%	13.20%		1.56%
Net income:
Personal and Commercial Banking	375	25	7%	16	5%	734	67	10%
P&C Canada	350	30	9%	25	8%	675	64	10%
P&C U.S.	25	(5)	(15%)	(9)	(26%)	59	3	5%
Private Client Group	62	(45)	(42%)	5	9%	119	(84)	(41%)
BMO Capital Markets	249	62	33%	70	40%	428	270	+100%
Corporate Services, including Technology and Operations (T&O)	(328)	(326)	(+100%)	42	11%	(698)	(567)	(+100%)

BMO Financial Group Net Income	358	(284)	(44%)	133	59%	583	(314)	(35%)

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures at the end of the MD&A, which outlines the use of non-GAAP measures in this document.
nm – not meaningful.
4 • BMO Financial Group Second Quarter Report 2009

Management’s Responsibility for Financial Information
BMO’s CEO and Interim CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2009 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended April 30, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2008 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of the BMO 2008 Annual Report, which outlines in detail certain key factors that may affect our future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about our ability to operate successfully without re-staffing positions to be eliminated were material factors we considered when establishing our expectation that annual run-rate savings will exceed the severance costs incurred.
          Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding challenging market conditions continuing.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
          Assumptions about the performance of the Canadian and U.S. economies in 2009 and how it would affect our businesses were material factors we considered when setting our strategic priorities and objectives and our outlook for our businesses. Key assumptions included that the Canadian and the U.S. economies would contract in the first half of 2009, and that interest rates and inflation would remain low. Our current expectations are for weaker economic and credit market conditions and lower interest rates than we anticipated at the end of fiscal 2008. We also assumed that housing markets in Canada would weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets would improve somewhat in the second half of 2009 and that the Canadian dollar would strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
BMO Financial Group Second Quarter Report 2009 • 5

Economic Outlook
The Canadian economy is expected to contract 2.5% in 2009, though the rate of decline should diminish as the year progresses. Weak global demand will continue to reduce exports. Housing markets and residential mortgage growth are expected to moderate further, though improved affordability should help stabilize the market later this year. Despite record low interest rates, growth in consumer spending and personal credit should continue to slow in the face of rising unemployment. Business investment and loan growth are expected to decline sharply in response to last year’s downturn in commodity prices and further restructuring in the auto industry. The unemployment rate could climb above 9% by the fall, more than three percentage points above last year’s low, though still well below the highs of previous recessions. The Bank of Canada is expected to keep overnight rates near zero well into next year and stimulative monetary and fiscal policies should support a moderate economic recovery in late 2009. The Canadian dollar is projected to appreciate in tandem with a firming in commodity prices as the global economy recovers later this year.
          The U.S. economy is expected to remain in a deep recession in the first half of 2009, before recovering later in the year in response to expansive monetary and fiscal policies and to oil prices that are down sharply from mid-2008. Housing markets are showing tentative signs of stabilizing due to record-high affordability, though tight credit standards and heavy job losses point to continued softness in residential mortgage demand. Consumer spending has improved modestly but is expected to remain weak as households increase their savings rates and repay debts. Companies will likely continue to reduce spending, resulting in weak growth in business credit. The unemployment rate is projected to climb toward 10% later this year, the highest in 26 years. The Federal Reserve is expected to keep rates near zero until spring 2010, and to employ a range of special lending programs and asset purchases to increase the availability of credit to businesses and households. Capital market activities should continue to strengthen as the uncertainty in credit markets and the economy abates.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Effects of the Capital Markets Environment on Second Quarter Results
The market environment remains weak. Results in the second quarter of 2009 were affected by capital markets environment charges of $117 million ($80 million after tax and $0.15 per share) recorded in BMO Capital Markets in respect of:
•	charges of $215 million ($147 million after tax) on exposures to a Canadian credit protection vehicle (Apex); and
•	benefit for credit valuation adjustments (CVA) of $98 million pre-tax ($67 million after tax).
The above charges reduced trading non-interest revenue by $117 million.
The $215 million of charges on exposures to the credit protection vehicle were comprised of $41 million of unrealized mark-to-market losses on BMO’s investment in the vehicle’s mid-term notes and a charge of $174 million in connection with the renegotiation of the total return swap (TRS) on $600 million of notes. The $174 million one-time charge comprises $78 million related to the write-off of the asset value on the original TRS and $96 million related to restructuring the TRS to match the maturity of the notes at a fixed price. By restructuring the TRS, we have eliminated the price reset risk and significantly reduced the earnings volatility associated with the TRS transaction.

6 • BMO Financial Group Second Quarter Report 2009

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the second quarter of 2008 by the strengthening of the U.S. dollar in the past year. The average Canadian/U.S. dollar exchange rate in the second quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, rose by 23% from a year ago. The average exchange rate in the current quarter rose by 1% from the first quarter of 2009, although the rate at the end of the quarter fell from the end of the first quarter as the Canadian dollar strengthened. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2009		YTD-2009 vs
(Canadian $ in millions, except as noted)	vs. Q2-2008	vs. Q1-2009	YTD-2008

Canadian/U.S. dollar exchange rate (average)
Current period	1.2417	1.2417	1.2343
Prior period	1.0065	1.2271	1.0024
Increased revenue	138	9	308
Increased expense	(96)	(6)	(188)
Increased provision for credit losses	(48)	(3)	(108)
Increased income tax recovery	15	1	20

Increased net income	9	1	32

At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar net income for that quarter. As such, the hedging activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. The U.S. dollar strengthened from Cdn$1.2045 at October 31, 2008 to an average of Cdn$1.2271 in the first quarter. It also strengthened but more modestly over the course of the current quarter, as the exchange rate increased from Cdn$1.2265 per U.S. dollar at January 31, 2009 to an average of Cdn$1.2417. Hedging transactions had no impact on results for the quarter and resulted in an after-tax loss of $1 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was negative $87 million (see the Non-GAAP Measures section), compared with $266 million in the second quarter of 2008 and negative $219 million in the first quarter.
          The total shareholder return (TSR) on an investment in BMO common shares was 21.7% in the second quarter and -15.2% for the twelve months ended April 30, 2009. BMO’s average annual TSR for the five-year period ended April 30, 2009 was -1.2%.
Net Income
Q2 2009 vs Q2 2008
Net income was $358 million for the second quarter of 2009, down $284 million or 44% from a year ago. Earnings per share were $0.61, compared with $1.25. Results for the quarter include $80 million after tax ($0.15 per share) in respect of capital markets environment charges reflected in BMO Capital Markets as set out in the preceding Effects of the Capital Markets Environment on Second Quarter Results section as well as a charge of $80 million after tax ($0.15 per share) for severance costs reflected in Corporate Services. Results a year ago included a beneficial impact from valuation adjustments of $42 million ($28 million after tax and $0.06 per share) in BMO Capital Markets, as set out in the Notable Items section that follows at the end of this MD&A. Excluding these items, net income was $518 million compared with $614 million a year ago and EPS was $0.91 compared with $1.19 a year ago.
          Provisions for credit losses were $372 million, up $221 million as the credit environment was considerably weaker than a year ago.
          P&C Canada net income increased a strong $30 million or 9.1% despite a slowing economy. There was volume growth across most products and an improved net interest margin.
          P&C U.S. net income decreased Cdn$5 million, or by US$9 million and 31%. Excluding last year’s US$13 million after-tax benefit of Visa Inc. IPO proceeds net of a litigation accrual, net income increased US$4 million or 24%. Results benefited from organic loan and deposit growth and improved net interest margin, while the weak credit environment reduced earnings by US$11 million in the quarter.
          Private Client Group net income decreased $45 million or 42%, primarily due to weaker market conditions that lowered the levels of managed and administered assets.
          BMO Capital Markets net income increased $62 million or 33%. Current results reflect $80 million of after-tax charges in respect of the weaker capital markets environment. Last year’s results reflected a net recovery of $28 million after tax. Revenues were up strongly due to increases in corporate banking net interest income, revenues from our interest-rate-sensitive businesses and lending and equity underwriting fees, partially offset by lower trading revenue. The latter reduction related mainly to reduced interest rate trading and included the impact of charges in respect of the capital markets environment in both periods.
          Corporate Services results were $326 million lower than in the prior year due primarily to higher specific provisions for credit losses, lower revenues due to the negative carry on certain asset-liability interest rate positions and the continued impact of funding activities that have enhanced our strong liquidity position, as well as the $80 million of after-tax severance costs outlined above.
Q2 2009 vs Q1 2009
Net income increased $133 million or 59%. Results in the first quarter were lowered by $528 million ($359 million after tax and $0.69 per share) in respect of losses related to deterioration in the capital markets environment, as detailed in the Notable Items section at the end of the MD&A. Provisions for credit losses fell $56 million.
          In P&C Canada, net income increased $25 million or 7.6%. Revenue rose $18 million or 1.4%, driven by improved net interest

BMO Financial Group Second Quarter Report 2009 • 7

margin and lower investment securities losses, partially offset by the impact of three fewer calendar days in the second quarter and lower volumes. Non-interest expense decreased $13 million or 1.9% due to three fewer days and annual stock-based compensation costs for employees eligible to retire that were expensed in the prior quarter.
          P&C U.S. net income fell US$6 million or 26% largely due to a decline in deposit revenues and the impact of fewer days in the current quarter. The first quarter also had the benefit of a credit for the reduction to the Visa litigation accrual.
          Private Client Group net income increased $5 million or 8.7%. Revenues decreased $11 million or 2.6% due to weaker equity market conditions. Revenues in the prior quarter were lowered $17 million ($11 million after tax) by mark-to-market adjustments recorded on auction-rate securities. Non-interest expense decreased $22 million or 5.7% due to active expense management and lower revenue-based costs.
          BMO Capital Markets net income increased $70 million or 40%, due to increased revenues and reduced expense. Revenue rose $85 million or 12% due to higher corporate banking revenues and merger and acquisition fees and lower charges in respect of the capital markets environment. Reduced expenses were primarily attributable to severance costs included in the group’s results in the first quarter.
          Corporate Services results improved $42 million but increased $122 million excluding the $80 million of after-tax severance costs. There were higher revenues and lower specific provisions for credit losses. Improved revenues reflect actions taken to lower the negative carry on certain asset-liability interest rate and liquidity management positions and mark-to-market gains on hedges compared with losses in the first quarter.
Q2 YTD 2009 vs Q2 YTD 2008
Net income decreased $314 million or 35% to $583 million. Net income for the current period was lowered by a net $519 million after tax of charges as described in the two preceding sections discussing results for the second and first quarters of 2009. Net income in the comparable period of 2008 was lowered by notable items totalling $334 million after tax in respect of capital markets environment charges.
          In P&C Canada, net income increased $64 million or 10%. Increased revenues were driven by volume growth across most products, an improved net interest margin and higher cards and Moneris revenue, partially offset by net investment securities losses in softer equity markets. Expenses rose primarily due to increases in employee benefits costs, capital taxes, premises and maintenance, Moneris costs and initiatives spending.
          P&C U.S. net income fell US$8 million or 15%. Revenue increased US$9 million or 1.9%. Excluding the Visa Inc. IPO gain of US$38 million in the second quarter of 2008 and the US$30 million impact of the Wisconsin acquisitions, revenue improved US$17 million largely due to balance sheet growth and deposit spread improvement, partially offset by decreased loan spreads and the impact of weaker credit markets. Weaker credit markets also contributed to higher expenses.
          Private Client Group net income decreased $84 million or 41% from the same period a year ago. The current year included the $11 million after-tax charge relating to auction-rate securities. Results were affected by lower revenue in full-service investing and lower fee-based revenue in our mutual fund businesses, reflecting the negative impact of softer equity market conditions on the group’s assets under management and administration.
          BMO Capital Markets net income increased $270 million. Results for the current year to date were affected by charges of $428 million after tax related to deterioration in capital markets. Results in the comparable period of 2008 were affected by charges of $296 million after tax. Improved performance was attributable to significantly increased trading revenues and corporate banking revenues. Revenues from our interest-rate-sensitive businesses and equity underwriting fees were also higher, partially offset by increased securities losses.
          Corporate Services net income decreased $567 million. The decrease was attributable to higher provisions for credit losses and lower revenues and severance costs as discussed in the preceding sections.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue increased $35 million or 1.3% from a year ago. There was strong growth in P&C Canada and BMO Capital Markets with reductions in the other groups and in Corporate Services. Revenue increased $213 million or 8.8% from the first quarter, in large part due to the charges recorded in that period and to significantly improved revenues in Corporate Services.
          The stronger U.S. dollar increased revenue growth by $138 million or 5.2 percentage points year over year and $9 million or 0.4 percentage points from the first quarter. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $163 million or 14% from a year ago. Volume growth in BMO Capital Markets and P&C U.S., higher trading net interest income and corporate lending spreads in BMO Capital Markets, and improved spread in P&C Canada were partly offset by a significant decline in Corporate Services net interest income. Average earning assets increased $29 billion, due primarily to the stronger U.S. dollar, acquisitions and organic loan growth in P&C U.S., and growth in cash management deposits and securities in BMO Capital Markets.
          Relative to the first quarter, net interest income was up slightly. Average earning assets increased $4 billion.
          Year to date, net interest income increased $280 million or 12%, driven by volume growth in all of the operating groups including P&C Canada on a basis that adjusts for securitization, partly offset by a significant decline in Corporate Services. Average earning assets increased $22 billion, primarily due to increased assets relating to higher customer deposit balances, reflecting the attraction of bank deposits in the current environment, and increased money market securities balances in BMO Capital Markets. P&C U.S. earning assets increased $7 billion primarily due to acquisitions.

8 • BMO Financial Group Second Quarter Report 2009

          BMO’s overall net interest margin on earning assets for the second quarter of 2009 was 1.55%, or 7 basis points higher than in the second quarter of the prior year and 4 basis points higher than in the first quarter. The main drivers of the change in total bank margin are the individual group margins, the change in the magnitude of each operating group’s assets and the level of net interest income recorded in Corporate Services. The year-over-year increase of 7 basis points was mainly due to actions taken to mitigate the impact of rising long-term funding costs and higher volumes in more profitable products in P&C Canada as well as strong performance in corporate lending and higher trading net interest income in BMO Capital Markets, partially offset by reduced net interest income in Corporate Services. Private Client Group had a significant margin decline but it is a relatively smaller group and its effect on the total bank margin change was minimal.
          Relative to a year ago, net interest margin was higher by 30 basis points in P&C Canada. Approximately one-half of the increase was attributable to having securitized low-margin mortgages. The remaining increase was driven by higher volumes in more profitable products including personal loans, personal and commercial deposits and credit card loans, favourable prime rates relative to rates on Bankers’ Acceptances and actions to mitigate the impact of rising long-term funding costs. These factors were partially offset by lower mortgage refinancing fees. P&C Canada net interest margin also improved 17 basis points relative to the first quarter, due to actions to mitigate the impact of rising long-term funding costs and favourable prime rates relative to rates on Bankers’ Acceptances, partially offset by lower mortgage refinancing fees. In P&C U.S., net interest margin improved by 12 basis points year over year, despite absorbing the 6 basis point impact of weaker credit markets, due to continued focus on pricing and new deposit generation. BMO Capital Markets net interest margin rose 53 basis points from a year ago due to significantly higher spreads in corporate lending and increased trading net interest income. Corporate Services net interest income improved appreciably relative to the first quarter primarily reflecting actions to lower the negative carry on certain asset-liability interest rate and liquidity management positions. Relative to a year ago, Corporate Services net interest income declined significantly primarily due to a negative carry on certain asset-liability management interest rate positions, the continued impact of funding activities to enhance our strong liquidity position and the impact of credit card securitizations completed in 2008.
          Year to date, BMO’s overall net interest margin rose 7 basis points due to higher volumes in more profitable products in P&C Canada, and higher spreads in corporate lending and interest-rate-sensitive businesses as well as increased trading net interest income in BMO Capital Markets, offset in large part by reduced net interest income in Corporate Services.

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q2-2009	Q2-2008	Q1-2009	YTD-2009	YTD-2008

P&C Canada	289	30	17	280	22
P&C U.S.	305	12	–	305	10

Personal and Commercial Client Group	293	28	14	286	22
Private Client Group	683	(237)	(165)	762	(131)
BMO Capital Markets	109	53	2	108	47
Corporate Services, including Technology and Operations (T&O) **	nm	nm	nm	nm	nm

Total BMO	155	7	4	153	7

Total Canadian Retail***	319	24	9	314	21

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin to a greater degree in 2009 than in prior years.

***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm –	not meaningful

Non-Interest Revenue
Non-interest revenue decreased $128 million or 8.9% from a year ago. Non-interest revenue was affected by the $117 million of charges included in trading non-interest revenue, as outlined in the Effects of the Capital Markets Environment on Second Quarter Results section. Non-interest revenue in the second quarter of 2008 was affected by a net recovery as outlined in the Notable Items section. There were reductions in securities commissions and fees, mutual fund revenues and securities gains due to the weaker equity environment. Lending fees increased in BMO Capital Markets and deposit and payment service charges also increased. Securitization revenues increased $129 million from a year ago to $262 million. The increase was attributable to $100 million from securitizing credit card loans and $29 million from securitizing residential mortgages. Revenues included gains of $36 million on the sale of loans for new securitizations, down $20 million from a year ago, and gains of $172 million on sales of loans to revolving securitization vehicles, up $112 million from a year ago. Securitizations have resulted in the recognition of less interest income ($171 million less) in the quarter, as well as reduced credit card fees ($118 million less) and lower provisions for credit losses ($44 million less). The combined impact of securitizing assets in the current and prior periods increased pre-tax income in the current quarter by $17 million. We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $950 million of residential mortgage loans. Securitizations are detailed in Note 4 to the unaudited consolidated financial statements.
          Relative to the first quarter, non-interest revenue increased $207 million or 19%. The prior quarter was impacted by $528 million of capital markets environment charges as set out in the Notable Items section that follows at the end of this MD&A. There were increased non-interest revenues in all of the operating groups and Corporate Services. P&C Canada revenues

BMO Financial Group Second Quarter Report 2009 • 9

increased primarily due to lower investment securities losses in the current quarter. Private Client Group non-interest revenue increased due to insurance revenues on the acquisition of BMO Life Assurance and a charge reflected in the first quarter on the valuation of auction-rate securities that we offered to purchase from client accounts, partially offset by lower revenue in full-service investing and lower fee-based revenue in the mutual fund businesses. BMO Capital Markets non-interest revenue rose significantly due to reduced securities losses and increased lending and merger and acquisition fees, partially offset by a large reduction in trading revenues. Corporate Services non-interest revenues rose primarily due to mark-to-market gains on hedging activities compared with losses in the first quarter. The market interest rate volatility resulted in mark-to-market losses in the first quarter on derivative hedges that do not qualify for hedge accounting.
          Year to date, non-interest revenue increased $171 million or 7.6%. There was growth in P&C Canada due to higher revenue from cards and Moneris businesses, strong growth in BMO Capital Markets due to higher trading revenues and lending fees and growth in Corporate Services due to increased securitization revenue. Private Client Group non-interest revenues decreased as there were reductions in securities commissions and fees and mutual fund revenues in the weaker equity market environment.
Non-Interest Expense
Non-interest expense increased $208 million or 12% from a year ago to $1,888 million. There were increases in each of the groups. The stronger U.S. dollar increased expense growth by $96 million or 5.7 percentage points. The remaining increase was largely attributable to the $34 million impact of acquired businesses and the $118 million of severance costs recorded in Corporate Services. Excluding these three items, expenses decreased $40 million or 2.4%. The severance costs relate primarily to simplifying our management structure across our businesses and within our corporate support areas by reducing layers and broadening mandates. We anticipate that once the changes to our structure are complete, annual run-rate savings will exceed the severance costs.
          Employee costs were higher, due to severance costs in Corporate Services and higher benefits costs, partially offset by reduced performance-based costs. There were also increases in deposit insurance costs in the United States, due to premium increases and business growth, higher capital taxes and increased premises costs.
          Cash operating leverage was -11.0% in the current quarter.
           Non-interest expense increased $47 million or 2.6% from the first quarter. The current quarter reflected increases in severance and higher deposit insurance costs in the United States, while the first quarter included $45 million of stock-based compensation costs in respect of awards made to employees eligible to retire and the benefit of a reduction in our Visa litigation accrual. Adjusting both quarters for severance and deposit insurance as well as adjusting the first quarter for stock-based compensation and Visa, our expenses declined quarter over quarter, a key priority for our business.
          Year to date, non-interest expense increased $435 million or 13% to $3,729 million. Approximately $400 million of the increase relates to a stronger U.S. dollar, severance charges including the charge recorded in
BMO Capital Markets in the first quarter, and the impact of operating and integration costs of new acquisitions.
          Cash operating leverage was -3.5% year to date.
Risk Management
Financial markets remained volatile over the past three months, due to the fallout from the credit market crisis and recession in the global economy. More recently, turbulence in credit and equity markets has moderated as a number of economic developments have increased confidence that the deep recession will be over by the end of the year and the Federal Reserve’s stress tests provided greater clarity as to the financial condition of U.S. banks.
          Specific provisions for credit losses in the current quarter totalled $372 million, comprised of $127 million in Canada and $245 million in the United States. Provisions included $41 million for a one-time increase related to a change in provisioning for the consumer portfolio within P&C Canada. Specific provisions totalled $151 million in the second quarter of 2008 and $428 million in the first quarter of 2009. There were no changes in the general allowance in the current quarter or in the comparative periods. We remain comfortable with the current level of general allowance.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses over an economic cycle. The difference between quarterly charges based on expected losses over the credit cycle and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following outlines provisions for credit losses based on actual losses for the quarter.
          In the second quarter of 2009, BMO’s $372 million specific provision for credit losses was comprised of $124 million in P&C Canada (including the $41 million one-time amount noted above), $143 million in P&C U.S. and $105 million in BMO Capital Markets. In the same quarter of 2008, BMO’s $151 million specific provision for credit losses was comprised of $89 million in P&C Canada, $17 million in P&C U.S. and $45 million in BMO Capital Markets. In the first quarter of 2009, BMO’s $428 million specific provision for credit losses was comprised of $111 million in P&C Canada (including a charge relating to a credit card fraud), $192 million in P&C U.S. and $125 million in BMO Capital Markets.
          Specific provisions this quarter represented 79 basis points of average net loans and acceptances, compared with 90 basis points in the first quarter, 35 basis points a year ago and a 23 basis point average over the past five years. Effective in the first quarter of 2009, we began reporting credit statistics on a basis that excludes securities borrowed or purchased under resale agreements from loans. All comparative figures have been restated.
          Specific provisions for credit losses for the year to date totalled $800 million and there was no change in the general allowance for credit losses. In the comparable period of 2008, provisions for credit losses totalled $381 million, comprised of $321 million of specific provisions and a $60 million increase in the general allowance.
          New impaired loan formations totalled $694 million in the quarter, down from $712 million in the previous quarter but up from $554 million in the same quarter a year ago. The U.S. commercial real estate and manufacturing sectors accounted for the majority of second quarter formations. There were

10 • BMO Financial Group Second Quarter Report 2009

sales of $55 million of impaired loans in the current quarter and no impaired loan sales in the first quarter of 2009 or second quarter a year ago. Total gross impaired loans were $2,972 million at the end of the second quarter, up from $2,666 million at the end of the prior quarter and $2,387 million at the end of 2008.
          The total allowance for credit losses was $1,825 million, compared with $1,741 million in the first quarter of 2009, and was comprised of a specific allowance of $511 million and a general allowance of $1,314 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and is assessed on a quarterly basis. The general allowance decreased $20 million from the end of the previous quarter due to the weaker U.S. dollar.
          Write-offs reduce impaired loans and allowances as well as the allowance for credit losses to gross impaired loans ratio. If there were no write-offs in 2009, gross impaired loans would be $3,754 million and specific allowances would be $1,293 million.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios which, excluding securities borrowed or purchased under resale agreements, represented 76.1% of the loan portfolio at the end of the quarter, up from 73.1% in the first quarter but down from 78.7% a year ago. The variances were mainly due to volume changes in corporate loans. Approximately 87.8% of the consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 89.9% of consumer loans are secured. In the United States, the consumer portfolio totals US$16.3 billion and is primarily comprised of three main asset classes: residential first mortgages (39%), home equity products (32%) and indirect automobile loans (26%).
          We expect the credit environment to continue to be challenging through 2009 as the global economy remains weak.
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 77 to 82 of BMO’s 2008 Annual Report. As described at the end of fiscal 2008, certain positions were transferred from our trading portfolio to our available-for-sale portfolio in the fourth quarter of
2008. These positions, however, remained in our Comprehensive VaR and Issuer Risk measures throughout the fourth quarter. The removal of these positions from our Comprehensive VaR and Issuer Risk measures in the first quarter is the primary reason for the decrease in our Trading and Underwriting Market Value Exposure (MVE) and Earnings Volatility (EV). The interest rate risk associated with these positions is captured in our Interest Rate Risk (accrual) MVE measures. The decreases in MVE and EV over the course of the second quarter are primarily the result of a lower credit spread environment. There were no significant changes to our Trading and Underwriting market risk management practices over the quarter.
          There have been no significant changes to the levels of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position, even in times of stress.
          There was no significant change in our structural market risk management practices during the quarter. Structural market earnings risk has increased from the year end and decreased from the prior quarter, as reflected in the increase in the 12-month earnings volatility measure in the attached table. The increase from the year end is attributable to the fact that in the current lower interest rate environment, further reductions in interest rates would be expected to lower yields on assets more than rates paid on deposits. The decrease from the prior quarter is in part owing to the decline of 0.75% in the Bank of Canada Rate to 0.25%, which lowered the revenue exposure to further rate declines.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2009 • 11

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)				Q2-2009	Q1-2009	Q2-2008	YTD-2009	YTD-2008

New specific provisions				419	483	201	902	406
Reversals of previously established allowances				(15)	(19)	(15)	(34)	(28)
Recoveries of loans previously written-off				(32)	(36)	(35)	(68)	(57)

Specific provision for credit losses				372	428	151	800	321
Increase in the general allowance				–	–	–	–	60

Provision for credit losses				372	428	151	800	381

Specific PCL as a % of average net loans and acceptances (annualized)				0.79%	0.90%	0.35%	0.85%	0.38%
PCL as a % of average net loans and acceptances (annualized)				0.79%	0.90%	0.35%	0.85%	0.45%
Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period				2,666	2,387	1,347	2,387	720
Additions to impaired loans & acceptances				694	712	554	1,406	1,262
Reductions in impaired loans & acceptances (1)				(97)	58	31	(39)	52
Write-offs				(291)	(491)	(112)	(782)	(214)

GIL, End of Period				2,972	2,666	1,820	2,972	1,820

GIL as a % of gross loans & acceptances				1.64%	1.39%	1.05%	1.64%	1.05%
GIL as a % of equity and allowances for credit losses				12.95%	11.91%	9.54%	12.95%	9.54%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q2-09 $150MM; Q1-09 $158MM; and Q2-08 $98MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)			Market value exposure (MVE)			12-month earnings volatility
			Apr. 30 2009	Jan. 31 2009	Oct. 31 2008	Apr. 30 2009	Jan. 31 2009	Oct. 31 2008

Trading and Underwriting			(19.1)	(23.5)	(33.4)	(14.9)	(18.1)	(28.7)
Structural			(295.8)	(276.1)	(267.9)	(61.3)	(100.5)	(30.2)

BMO Financial Group			(314.9)	(299.6)	(301.3)	(76.2)	(118.6)	(58.9)

* Measured at a 99% confidence interval. Losses are in brackets. Total Trading and Underwriting MVE Summary ($ millions)*

		For the quarter ended April 30, 2009			As at January 31, 2009		As at October 31, 2008
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end		Quarter-end

Commodities Risk	(0.5)	(0.5)	(0.8)	(0.4)		(0.4)		(0.9)
Equity Risk	(9.2)	(8.6)	(11.8)	(6.2)		(9.6)		(7.3)
Foreign Exchange Risk	(3.8)	(6.7)	(8.2)	(3.8)		(6.3)		(1.4)
Interest Rate Risk (Mark-to-Market) (1)	(13.0)	(16.1)	(22.8)	(13.0)		(16.1)		(30.6)
Diversification (2)	8.2	10.1	nm	nm		10.7		6.4

Comprehensive Risk	(18.3)	(21.8)	(27.0)	(18.3)		(21.7)		(33.8)
Interest Rate Risk (accrual)	(8.0)	(8.8)	(12.3)	(7.1)		(9.8)		(11.6)
Issuer Risk	(3.1)	(4.4)	(9.5)	(3.1)		(4.7)		(6.1)

Total MVE	(29.4)	(35.0)	(41.0)	(29.4)		(36.2)		(51.5)

nm – not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) In 2009, measures exclude securities transferred to the available-for-sale portfolio in the fourth quarter of 2008.
(2) Computation of a diversification effect for the high and low is not meaningful.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)			Economic value sensitivity			Earnings sensitivity over the next 12 months
			Apr. 30 2009	Jan. 31 2009	Oct. 31 2008	Apr. 30 2009	Jan. 31 2009	Oct. 31 2008

100 basis point increase			(223.3)	(222.7)	(220.8)	12.6	10.6	(4.4)
100 basis point decrease			232.9	220.8	169.2	(59.6)	(22.1)	(21.0)

200 basis point increase			(471.8)	(472.3)	(488.6)	3.7	5.4	(16.2)
200 basis point decrease			380.8	417.9	328.4	(121.9)	(123.3)	(177.6)

* Losses are in brackets and benefits are presented as positive numbers.
12 • BMO Financial Group Second Quarter Report 2009

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes decreased $110 million from the second quarter of 2008 and increased $89 million from the first quarter of 2009, to $18 million. The effective tax rate for the quarter was 4.4%, compared with 16.3% in the second quarter of 2008 and a recovery rate of 41.0% in the first quarter of 2009. The income tax expense for the year to date 2009 as compared to 2008 decreased $90 million to a recovery of $53 million, resulting in a recovery rate of 9.4% year to date. This compares to a tax expense of $37 million resulting in an effective tax rate of 3.8% for the same period last year.
          Excluding the impact of capital markets environment charges and the severance costs, the adjusted effective tax rate for the quarter was 14.8%, compared with 14.0% in the first quarter of 2009 and 15.3% in the second quarter of 2008. These changes in the adjusted effective tax rate for the quarter were primarily due to a lower proportion of income from lower-tax-rate jurisdictions, offset by higher tax exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax charges in shareholders’ equity of $104 million for the quarter and $38 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2009	Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Total revenue	2,655	2,442	2,813	2,746	2,620	2,026	2,200	2,555
Provision for credit losses – specific	372	428	315	434	151	170	101	91
Provision for credit losses – general	–	–	150	50	–	60	50	–
Non-interest expense	1,888	1,841	1,818	1,782	1,680	1,614	1,655	1,659
Net income	358	225	560	521	642	255	452	660

Basic earnings per share ($)	0.61	0.39	1.06	1.00	1.25	0.48	0.89	1.30
Diluted earnings per share ($)	0.61	0.39	1.06	0.98	1.25	0.47	0.87	1.28
Net interest margin on earning assets (%)	1.55	1.51	1.71	1.59	1.48	1.45	1.47	1.61
Effective income tax rate (%)	4.4	(41.0)	(9.2)	(12.2)	16.3	(50.3)	(19.3)	15.7
Canadian/U.S. dollar exchange rate (average)	1.24	1.23	1.11	1.01	1.01	1.00	1.00	1.07

Net income:
P&C Canada	350	325	333	331	320	291	293	361
P&C U.S.	25	34	12	28	30	26	33	25

Personal and Commercial Banking	375	359	345	359	350	317	326	386
Private Client Group	62	57	75	108	107	96	101	99
BMO Capital Markets	249	179	290	263	187	(29)	46	194
Corporate Services, including T&O	(328)	(370)	(150)	(209)	(2)	(129)	(21)	(19)

BMO Financial Group	358	225	560	521	642	255	452	660

BMO’s quarterly earning trends were reviewed in detail on pages 87 and 88 of the 2008 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2007 through the second quarter of fiscal 2009.
          Notable items have affected revenues in BMO Capital Markets. There were commodities losses of $149 million in the third quarter of 2007 with smaller losses in 2008 as the size and risk of the portfolio was reduced. The fourth quarter of 2007 through second quarter of 2009 reflected charges related to the effects of the capital markets environment. The charges were largely reflected in BMO Capital Markets and amounted to $318 million, $488 million, ($42 million), $134 million, $45 million, $528 million and $117 million, respectively. BMO Capital Markets other businesses that were not affected by notable items performed very strongly over the course of 2007 but market conditions were softer in 2008 with improvement in the first and second quarters of 2009.
          P&C Canada has continued to benefit from strong volume growth over 2008 and into 2009, with favourable movements in market share in a number of key businesses and improvements in personal loyalty scores. P&C U.S. has operated in a difficult business environment over the past year and results in 2008 and 2009 have increasingly been impacted by the effects of the credit environment, which lowers revenues and increases expenses. The net income impact of this was US$22 million in fiscal 2008 and US$22 million for the current year to date. Its results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions.

BMO Financial Group Second Quarter Report 2009 • 13

          Private Client Group results reflected stable earnings until the fourth quarter of 2008 when revenue growth slowed on significantly lower managed and administered assets amid challenging market conditions. Asset levels have remained low in the first two quarters of 2009. Charges in respect of actions taken to support U.S. clients in the weak capital markets environment lowered results in the fourth quarter of 2008 and first quarter of 2009. Corporate Services results reflect increased provisions for credit losses because of BMO’s allocation of provisions on an expected loss basis. Results in 2009 have also been affected by low revenues as explained in the Corporate Services section and results reflected severance costs of $118 million in the most recent quarter.
          Provisions for credit losses are higher as economic conditions have softened from the particularly favourable credit environment of past years.
          The U.S. dollar strengthened late in 2008 and especially in the first quarter of 2009, after having weakened over the course of past years. A stronger U.S. dollar raises the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $432.2 billion increased $16.2 billion from October 31, 2008, net of the impact of a weaker U.S. dollar that decreased the translated value of U.S.-denominated assets by $1.3 billion. The $16.2 billion increase primarily reflects growth in derivative assets of $11.9 billion, securities borrowed or purchased under resale agreements of $10.5 billion and securities of $7.4 billion, partially offset by a decrease in net loans and acceptances of $7.3 billion and lower cash balances of $6.9 billion.
          The $11.9 billion increase in derivative financial assets was primarily in interest rate contracts, due to the effects of movements in and volatility of interest rates, partially offset by a decrease in foreign exchange and equity contracts. Similar movements were observed in derivative financial liabilities.
          The growth in securities borrowed or purchased under resale agreements of $10.5 billion and the decline in cash resources of $6.9 billion are both explained by increased client preference for securities sold under repurchase agreements. The decrease in net loans and acceptances of $7.3 billion was due to a decrease in loans to businesses and governments of $6.9 billion and a decrease in residential mortgages of $1.2 billion primarily due to securitization activity.
          The $6.9 billion decrease in cash resources was largely attributable to movement in corporate clients’ deposits as the market environment stabilized and they have invested in securities borrowed or purchased under resale agreements as noted above.
          Liabilities and shareholders’ equity increased $16.2 billion from October 31, 2008 including a $1.3 billion decrease due to the effects of the weaker U.S. dollar. The $16.2 billion increase primarily reflects growth in derivative financial liabilities of $15.0 billion, securities lent or sold under repurchase agreements of $13.7 billion and shareholders’ equity of $1.8 billion, partially offset by a decrease in deposits of $10.5 billion and securities sold but not yet purchased of $4.7 billion.
          Deposits by businesses and governments, which account for 48% or $118.2 billion of total deposits, decreased $17.9 billion, driven largely by U.S. corporate clients shifting their demand deposits to higher yielding securities sold under repurchase agreements, which increased $13.7 billion. These client deposits had been invested on a short-term basis with the U.S. Federal Reserve. Deposits by banks, which account for 11% or $27.9 billion of total deposits, decreased $2.5 billion. Deposits from individuals, which account for the remaining 41% or $101.1 billion of total deposits, increased $9.9 billion, primarily in fixed-term and notice deposits and were used to reduce deposits from businesses. The proceeds of the net increase in securities lent or sold under repurchase agreements and securities sold but not yet purchased were used in trading activities.
          The increase in shareholders’ equity of $1.8 billion reflects $1.0 billion raised by the issuance of 33.3 million common shares and the net issuance of $0.4 billion in preferred shares.

14 • BMO Financial Group Second Quarter Report 2009

Capital Management
At April 30, 2009, BMO’s Tier 1 Capital Ratio was 10.70%, with Tier 1 capital of $19.7 billion and risk-weighted assets (RWA) of $184.6 billion. The ratio remains strong, increasing 93 basis points from 9.77% as at October 31, 2008. The increase was due to both growth in capital and lower RWA, partially offset by the impact of the closing of the BMO Life Assurance acquisition on April 1, 2009.
          Tier 1 capital increased primarily as a result of the capital issuance completed in the first quarter and the impact of the $275 million of 6.50% Preferred Shares Series 21 issued on March 20, 2009. The increase was partially offset by an increase in certain Basel II deductions and the impact of a new Basel II requirement we adopted on November 1, 2008, whereby investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries held prior to January 1, 2007, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. The bank’s incremental investment in its insurance subsidiary, to support the insurance company acquisition, is also deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these deductions were taken from Tier 2 capital.
          RWA decreased $7 billion from October 31, 2008 primarily due to lower market risk RWA and lower credit risk RWA in the loan and trading portfolios. It was partially offset by an increase in securitization RWA. Basel II credit risk RWA will change with the underlying economic environment. We would anticipate credit risk RWA increasing from current levels through the remainder of the year, given the current economic outlook.
          BMO’s Total Capital Ratio was 13.20% at April 30, 2009. The ratio increased 103 basis points from 12.17% at October 31, 2008. BMO’s Tangible Common Equity to RWA Ratio was 8.24%, up from 7.47% at October 31, 2008, and is strong relative to our Canadian and international peer groups.
          During the quarter, 4,309,000 shares were issued due to the exercise of stock options, share exchanges and the Dividend Reinvestment and Share Purchase Plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On May 26, 2009, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 27, 2009 to shareholders of record on August 7, 2009. Common shareholders who, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan, will receive a two per cent discount from the average market price of the common shares (as defined in the plan).
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q2 2009	Q4 2008

Common shareholders’ equity	16,911	15,974
Non-cumulative preferred shares	2,171	1,996
Innovative Tier 1 Capital Instruments	2,933	2,486
Non-controlling interest in subsidiaries	29	39
Goodwill and excess intangible assets	(1,670)	(1,635)
Accumulated net after-tax unrealized losses from available-for- sale equity securities	(34)	(15)

Net Tier 1 Capital	20,340	18,845
Securitization-related deductions	(173)	(115)
Expected loss in excess of allowance – AIRB approach	(56)	–
Substantial investments	(366)	–
Other deductions	–	(1)

Adjusted Tier 1 Capital	19,745	18,729

Subordinated debt	4,379	4,175
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gain from available-for- sale equity securities	–	–
Eligible general allowance for credit losses	310	494

Total Tier 2 Capital	5,489	5,469
Securitization-related deductions	(9)	(6)
Expected loss in excess of allowance – AIRB approach	(55)	–
Substantial investments/investment in insurance subsidiaries	(796)	(871)
Other deductions	–	–

Adjusted Tier 2 Capital	4,629	4,592

Total Capital	24,374	23,321

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q2 2009	Q4 2008

Credit risk	159,554	163,616
Market risk	8,157	11,293
Operational risk	16,895	16,699

Total risk-weighted assets	184,606	191,608
Regulatory floor	–	–

Total Transitional Risk-Weighted Assets	184,606	191,608

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of May 21, 2009	Canadian dollar amount

Common shares	545,116,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18 (note 1)	$150,000,000
Series 21 (note 1)	$275,000,000
Convertible into common shares:
Class B Preferred Shares
Series 10	$396,000,000
Stock options
– vested	13,841,000
– non-vested	7,035,000

Details on share capital are outlined in Notes 21 and 23 to the audited financial statements on pages 135 to 137 and the table on page 62 in the Annual MD&A included in the 2008 Annual Report.
Note 1: No Series 17, 19 or 20 shares have been issued.

BMO Financial Group Second Quarter Report 2009 • 15

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after December 31, 2005, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings remain unchanged with a stable outlook. All four ratings are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 of the audited consolidated financial statements on page 146 of the 2008 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance-sheet arrangements that we enter into are credit instruments and VIEs, which are described on page 68 of the 2008 Annual Report and in Notes 5 and 7 to the unaudited consolidated financial statements. See the Financial Instruments in the Difficult Credit Environment section for changes to our off-balance-sheet arrangements during the three months ended April 30, 2009.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2008 audited consolidated financial statements outline our significant accounting policies.
          Pages 69 to 71 of the 2008 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the 2008 Annual Report to review that discussion.
Accounting Changes
Goodwill and Intangible Assets
On November 1, 2008, BMO adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. New rules required us to reclassify certain computer software from premises and equipment to intangible assets. The impact of implementation of this standard was not material to our results of operations or financial position and had no impact on net income. See Note 2 to the unaudited consolidated financial statements.
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements.
          Due to anticipated changes in IFRS prior to transition, we are not in a position to determine the impact on our financial results at this time.
          Our transition plan to meet the requirements of IFRS remains on track. Page 71 of our 2008 Annual Report contains a discussion of the key elements of our transition plan and readers are encouraged to refer to the 2008 Annual Report to review that discussion.

16 • BMO Financial Group Second Quarter Report 2009

Financial Instruments in the Difficult Credit Environment
Pages 62 to 67 of BMO’s 2008 annual report provided enhanced disclosure related to financial instruments that, effective in 2008, markets started to consider to be carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature of BMO’s exposures at April 30, 2009 that are discussed in the sections that follow.
Consumer Loans
In the United States, the consumer portfolio totals US$16.3 billion and is primarily comprised of three asset classes: residential first mortgages (39%), home equity products (32%) and indirect automobile loans (26%). The balance of the U.S. portfolio includes our limited exposure to other retail lending products including a nominal US$1 million of credit card loans that relate to the Wisconsin acquisitions.
          In Canada, the consumer portfolio totals $72.5 billion and is also comprised of three main asset classes: residential mortgages (52%), instalment and other personal loans (45%) and credit card loans (3%).
          The sections below discuss subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that are of increased investor interest in today’s environment.
Subprime First Mortgage Loans
In the United States, we have US$0.28 billion (US$0.25 billion at October 31, 2008) of first mortgage loans that had subprime characteristics at the date of authorization. A small portion of the above is in respect of uninsured loans with a loan-to-value ratio above 80% at issuance. A modest $10.4 million or 3.67% ($5.4 million or 2.14% at October 31, 2008) of the portfolio was 90 days or more in arrears. This compares with a rate of 1.81% on BMO’s total U.S. first mortgage loan portfolio.
          BMO also has net exposure of US$129 million (US$159 million at October 31, 2008) to a business that purchased distressed mortgages (including subprime mortgages) at a discounted price.
          In Canada, BMO does not have any subprime mortgage programs. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently we do not categorize loans based upon credit scores alone.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. The programs were discontinued in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required strong minimum credit bureau scores of 660 and strong maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed well. In the United States, our direct Alt-A loans totalled US$1.4 billion (US$1.6 billion at October 31, 2008). Of this, $45 million or 3.09% was 90 days or more in arrears at April 30, 2009 ($10 million or 0.62% at October 31, 2008).
          In Canada, we do not have a mortgage program that we consider Alt-A.
In the past, we may have chosen to not verify income or employment for certain customers where there were other strong characteristics supporting the credit worthiness of a loan as part of our credit adjudication process; however, this approach is no longer in use. Our Newcomers to Canada/non-resident mortgage program permits limited income verification but has other strong qualification criteria. There was approximately $2.4 billion ($2.2 billion at October 31, 2008) outstanding under this program. Of this, only $19 million or 0.79% was 90 days or more in arrears ($11 million or 0.51% at October 31, 2008), reflecting the strong credit quality of these loans.
Home Equity Products
In the United States, we have a US$5.2 billion home equity loan portfolio, which amounted to 3.0% of BMO’s total loan portfolio as of April 30, 2009. Of the total portfolio, loans of US$305 million (US$300 million at October 31, 2008) were extended to customers with original credit bureau scores of less than 620, and would be categorized as subprime loans (US$549 million authorized) if included in the mortgage portfolio. Of this amount, only US$4 million or 1.28% was 90 days or more in arrears (US$2 million and 0.81% at October 31, 2008).
          BMO also offered loans under two limited documentation programs within the home equity portfolio in the United States that would be categorized as Alt-A if they were in the first mortgage loans portfolio. The amount authorized under these programs was US$1.0 billion and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage portfolio and, as such, the portfolio has performed well. As at April 30, 2009, US$5 million or 0.82% of the portfolio was greater than 90 days in arrears, little changed from October 31, 2008. This compares with a rate of 0.95% (0.57% at October 31, 2008) for BMO’s total U.S. home equity loan portfolio. We discontinued offering these programs in the third quarter of 2008.
          We also consider home equity loans to customers with credit bureau scores above 620 but below 660 to be a higher-risk component of the loan portfolio. This component of the portfolio was US$0.3 billion and US$4 million or 1.35% of these loans were greater than 90 days in arrears (US$3 million and 0.90% at October 31, 2008).
          Loans having a loan-to-value ratio higher than 90% at issuance represent US$0.3 billion or 6.4% of the U.S. home equity loan portfolio and loans having a loan-to-value ratio higher than 80% to customers with a credit bureau score below 660 at the time of issuance also represent just US$0.3 billion of the portfolio.
           In Canada, we have a $14.9 billion ($13.8 billion at October 31, 2008) home equity line of credit portfolio. Authorized amounts total $26.9 billion ($25.4 billion at October 31, 2008). Home equity loans generally do not exceed loan-to-value ratios of 80% at issuance. The home equity line of credit portfolio is high-quality, with only 0.13% of the loans in the portfolio in arrears 90 days or more (0.08% at October 31, 2008). Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 56% of the total portfolio. The others include a blend of first mortgage and subordinate positions. We also have a $0.3 billion home equity instalment loan portfolio on which $2 million of loans are in arrears 90 days or more.

BMO Financial Group Second Quarter Report 2009 • 17

Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $3.4 billion outstanding as at April 30, 2009 ($5.5 billion authorized), compared with $3.6 billion outstanding ($5.8 billion authorized) at October 31, 2008. Of this amount, $289 million or 8.4% was considered impaired ($234.1 million and 6.5% at October 31, 2008).
Monoline Insurers and Credit Derivative Product Companies
BMO’s direct exposure to companies that specialize in providing default protection amounted to $496 million ($573 million at October 31, 2008) in respect of the mark-to-market value of counterparty derivatives and $28 million ($19 million at October 31, 2008) in respect of the mark-to-market value of traded credits. The cumulative adjustment for counterparty credit risk recorded against these exposures was $91 million at April 30, 2009 ($104 million at January 31, 2009 and $60 million at October 31, 2008).
          Approximately 54% of the $496 million (88% of $573 million at October 31, 2008) exposure is related to counterparties rated AA or better by S&P. The remainder also relates to counterparties rated investment grade by S&P. Moody’s credit ratings are lower. Approximately 54% of the $28 million exposure to traded credits is related to counterparties rated BBB- or better. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $4.1 billion (approximately $4.5 billion at October 31, 2008). Most contracts with these companies relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure.
          Two credit derivative product companies that provide default protection to us on certain positions were downgraded in the second quarter. One of the companies, whose counterparty credit rating was downgraded by Moody’s from Baa1 to Ba1, provides us with credit protection on derivatives also that have a mark-to-market value of US$160 million and we have also recorded a credit valuation adjustment of US$31 million on our exposure to this company. The second company’s subordinated notes were downgraded by Moody’s from Aaa to Caa1. This company provides us with credit protection on derivatives that have a mark-to-market value of US$133 million and we have also recorded a credit valuation adjustment of US$45 million on our exposure to this company. The underlying security on the two exposures consists of three pools of broadly-diversified single name corporate and sovereign credits. Each of the pools has from 95 to 138 credits of which 65% to 81% are investment grade with first-loss protection that ranges from 8.2% to 19.2%.
          BMO also held $1,106 million ($1,176 million at October 31, 2008) of securities insured by monoline insurers, of which $761 million were municipal bonds. Approximately 95% (approximately 79% at October 31, 2008) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 77% (approximately 68% at October 31, 2008) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.

BMO-Sponsored Canadian Securitization Vehicles
BMO sponsors various Canadian securitization vehicles that fund assets originated by either BMO or its customers. Of those that fund bank originated assets, two hold Canadian residential mortgage loans transferred from BMO while the third holds credit card loans transferred from BMO. BMO’s investment in the asset-backed commercial paper of the two residential mortgage vehicles totalled $250 million ($509 million at October 31, 2008). BMO provides $5.1 billion in liquidity facilities to these vehicles and no amounts have been drawn on the facilities. The credit card securitization vehicle issues only term asset-backed securities and does not issue asset-backed commercial paper (“ABCP”). As a result, we do not provide any liquidity facilities to this vehicle. We hold $269 million of subordinated notes issued by the credit card securitization vehicle ($263 million at October 31, 2008). Notes issued pursuant to the mortgage programs are rated R-1 (high) by DBRS and Prime-1 by Moody’s. The senior notes issued pursuant to the credit card programs are rated AAA by DBRS and Aaa by Moody’s.
          We also sponsor customer securitization vehicles in Canada that provide customers with financing. These vehicles hold assets transferred by our customers. Some customer securitization vehicles are funded directly by BMO and others are funded in the market. We directly fund customer securitization vehicles holding $217 million of assets, including exposure to $48 million of Canadian residential mortgage loans with subprime or Alt-A characteristics. Subsequent to quarter end, the bank increased its direct funding of customer securitization vehicles by an additional $1 billion through its refinancing of two formerly market funded auto receivables programs.
          Notes issued by the market funded customer securitization vehicles are rated R-1 (high) by DBRS and Prime-1 by Moody’s and account for $8.7 billion ($11.0 billion at October 31, 2008) of BMO’s liquidity support facility, which remains undrawn. The assets of each of these market funded customer securitization vehicles consist primarily of diversified pools of Canadian auto receivables and Canadian residential mortgages. These asset classes, combined, account for 75% of the aggregate assets of these vehicles. Their assets include $581 million of Canadian residential mortgage loans with subprime or Alt-A characteristics. There are no collateralized debt obligations (CDOs) and no exposure to monoline insurers in these vehicles.
          BMO’s ABCP holdings of the market funded customer securitization vehicles totalled $1.2 billion at April 30, 2009 ($2.6 billion at October 31, 2008), of which a substantial amount reflects BMO’s decision to invest a portion of its excess structural liquidity in ABCP. No losses have been recorded on BMO’s investment in the ABCP of these vehicles.
BMO-Sponsored U.S. Securitization Vehicle
BMO provides committed liquidity support facilities of US$6.6 billion (US$8.2 billion at October 31, 2008) to our U.S. multi-seller ABCP vehicle.
     Approximately 53% of the vehicle’s commitments have been rated by Moody’s or S&P, and virtually all are rated investment grade, with 82% rated A or higher by Moody’s and virtually 100% rated A or higher by S&P. Approximately US$1.3 billion of the commitments are insured by monolines, primarily MBIA and Ambac.

18 • BMO Financial Group Second Quarter Report 2009

          The vehicle has US$5.4 billion of commercial paper outstanding (US$6.5 billion at October 31, 2008). The ABCP of the conduit is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that provides credit protection via credit default swaps through 12 leveraged super-senior tranches of diversified pools of U.S. and European corporate credits. Apex has exposure to approximately 450 corporate credits that are diversified by geographic region and industry. Approximately 71% of the corporate credits are rated investment grade (25% rated higher than BBB, 46% rated BBB and 29% rated below investment grade). A significant portion of the corporate credits within each of the 12 tranches is rated investment grade, ranging from a low of 64% to a high of 79%. A number of the ratings on the underlying companies are on watch or under review for downgrade.
          Apex has issued $2.2 billion of medium-term notes with terms of five and eight years (the “Notes”), of which BMO’s exposure is $815 million. Another party has a $600 million exposure to the Notes through a total return swap with BMO. The total return swap had a price reset in September, 2009 based on a reference index and BMO had the sole option to terminate the swap at that time. In the second quarter, the total return swap was restructured to remove the option to terminate and replace the price reset feature with a fixed cost. The $600 million of Notes are now hedged for their full term until maturity.
          A senior funding facility of $1.13 billion (the “Senior Facility”) has been made available to Apex, with BMO providing $1.03 billion of that facility. Advances under the Senior Facility rank senior to the Notes. As of April 30, 2009, $632 million ($941 million at January 31, 2009 and $553 million at October 31, 2008) had been advanced through BMO’s committed share of the Senior Facility to fund collateral calls arising from changes in mark-to-market values of the underlying credit default swaps. The Notes and the Senior Facility total approximately $3.3 billion and represent about 16% of the approximately $21.3 billion of net notional credit positions held by the vehicle.
          BMO has entered into credit default swap contracts on the net notional positions with the swap counterparties and into offsetting swaps with Apex. As a result, BMO also has exposure if losses exceed the aggregate $3.3 billion value of the Notes and the Senior Facility.
          In the second quarter we recorded charges of $215 million comprising a charge of $41 million of unrealized mark-to-market losses on our Notes exposure, reducing the carrying value of our $815 million of Notes to $407 million ($448 million at January 31, 2009 and $625 million at October 31, 2008), and a charge of $174 million in connection with the renegotiation of the total return swap (TRS) on $600 million of Notes. The $174 million one-time charge comprises $78 million related to the write-off of the asset value on the original TRS and $96 million related to restructuring the TRS to match the maturity of the Notes at a fixed price. By restructuring the TRS, we have eliminated the price reset risk and significantly reduced the earnings volatility associated with the TRS transaction. In the first quarter, we recorded a total charge of $248 million consisting of a charge of $177 million on our Notes exposure and an additional $71 million charge in relation to the total return swap transaction. The decline in fair value in 2009 resulted from deterioration in the credit quality of the underlying portfolios and increases in credit spreads given current market conditions. As a result of new guidance issued by the Canadian Institute of Chartered Accountants, we transferred our $815 million of Notes from available-for-sale securities to trading securities in the second quarter.
          Realized credit losses on the Apex Notes will only be incurred should losses on defaults in the underlying credits exceed the first-loss protection on a tranche. A significant majority of Apex’s positions benefit from substantial first-loss protection. The lowest level of first-loss protection is an estimated 2.9% (an estimated 5.7% at January 31, 2009 and 7.0% at October 31, 2008) on a tranche with a notional amount of $875 million, representing effective exposure to BMO of $324 million (based on BMO’s exposure to $815 million of the $2.2 billion of medium-term notes outstanding). Its rating was downgraded to CCC in the quarter and on May 5th was placed under review with negative implications. The second lowest level of first-loss protection is an estimated 10.4% (unchanged from January 31, 2009 and down from an estimated 11.2% at October 31, 2008) on a tranche with a notional amount of $342 million, representing effective exposure to BMO of $126 million. Its rating was downgraded to BB (low) in the quarter. Each of the other 10 tranches has first-loss protection ranging from 13.5% to 29.4% (13.7% to 29.7% at January 31, 2009 and 14.4% to 30.3% at October 31, 2008) with a weighted average of 23.7%, essentially unchanged from January 31, 2009. Each of the ten tranches was rated A (low) or above (January 31, 2009 AAA) with seven of the tranches representing net notional credits of $17.4 billion continuing to be AAA rated. This substantial first loss protection from future defaults on these ten tranches is significantly higher than the historical credit loss experience of similarly-rated corporate credits. The third lowest level of first-loss protection is an estimated 13.53%. Seven of the tranches representing approximately $8.0 billion of net notional credits have ratings of A (low) to AAA and first-loss protection of approximately 13.53% to 15.0%. The remaining three tranches, representing approximately $12.1 billion of net notional credits, have ratings of AAA and first-loss protection of approximately 24.1% to 29.4%.
          If losses were realized on the full notional amounts of $1,217 million represented by the two tranches with the lowest levels of first-loss protection, BMO’s pro-rata realized losses on its exposure of $815 million in Notes would be $451 million (based on BMO’s exposure to $815 million of the $2.2 billion of medium-term notes outstanding). As mentioned above, BMO has recorded unrealized charges of $408 million against its Notes.
Structured Investment Vehicles
We provide senior-ranked funding support through BMO liquidity facilities for two BMO-managed Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland).
          At April 30, 2009, amounts drawn on the facilities totalled US$5.6 billion and €458 million (US$4.9 billion and €447 million at January 31, 2009; and US$3.7 billion and €477 million at October 31, 2008). The liquidity facilities totalled approximately US$7.0 billion for Links and €633 million for Parkland

BMO Financial Group Second Quarter Report 2009 • 19

at April 30, 2009, down slightly from January 31, 2009 and down from US$7.7 billion and €672 million at October 31, 2008. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes. The total amount drawn under the liquidity facilities is impacted by a number of factors including the pace and price of asset sales, the maturity profile of the senior notes and asset maturities. While the assets of the SIVs will mature over time, a significant portion is expected to be repaid in the period between 2010 and 2012.
          Consistent with the strategy of selling assets in an orderly and value-sensitive manner and as a result of weak market conditions, the pace of asset sales remained slow during the quarter. We continue to anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions and anticipate that there will be limited, if any, asset sales in the current quarter. If there are no further asset sales and assets are repaid as we anticipate given their terms, we expect that outstanding amounts under the senior ranked funding facility will peak at US$6.6 billion in August 2009 for Links and €620 million in July 2009 for Parkland.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The book value of the subordinated capital notes in Links and Parkland at April 30, 2009 was US$1.05 billion and €157 million, respectively. The book value of the assets held by Links and Parkland totalled US$8.2 billion and €794 million, respectively, reduced from US$8.4 billion and €804 million at January 31, 2009 and from US$9.0 billion and €833 million at October 31, 2008. The market value of the assets held by Links and Parkland totalled US$5.2 billion and €551 million, respectively, reduced from US$5.6 billion and €616 million at January 31, 2009 and from US$6.8 billion and €698 million at October 31, 2008. While the market value of the SIVs’ assets is currently lower than the US$6.9 billion of senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses.
          The asset quality of Links remains high. Based on market value, approximately 58% of debt securities rated Aa3 or better by Moody’s (69% at January 31, 2009 and 84% at October 31, 2008) and 92% rated investment grade, and with 54% rated AA- or better by S&P (62% at January 31, 2009 and 73% at October 31, 2008) and 96% rated investment grade. Certain of the debt security ratings are on credit watch, for downgrade. The senior notes of the SIVs have ratings consistent with BMO’s senior debt ratings of Aa1 (Moody’s) and A+ (S&P). The SIVs hold no direct exposure to U.S. subprime mortgages. They hold a diversified mix of debt securities and the mix of securities is largely unchanged from October 31, 2008.
Exposure to Major Financial Institutions
Since October 31, 2008, governments in Europe and the United States have continued to provide significant financial support to local financial institutions. Trade flows between countries and regions were reduced, which has put pressure on the economies and banking systems in many countries. In view of the foregoing, BMO has continued to proactively manage its major financial institution counterparty exposures.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience further valuation gains and losses due to changes in market value.
          This Financial Instruments in the Difficult Credit Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

20 • BMO Financial Group Second Quarter Report 2009

The following table provides additional detail on select financial instruments that are held in our investment and trading books. Most of our CDOs and CLOs are fully hedged with other large financial institutions. Net CDO exposure is minimal at $17 million, and net CLO exposure is also minimal, at $100 million, consisting of the $84 million carrying value of unhedged and wrapped instruments and a $16 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The difference between hedged investment amounts and carrying value of hedged investments amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of corporate assets. Approximately 50% of hedged investment amounts have been hedged through swaps with one financial institution counterparty rated A. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. The remainder is hedged through three monoline insurer counterparties rated A to AAA.
          Amounts in the table below exclude credit default swap (CDS) protection purchases from two credit derivative product company counterparties that have a market value of US$293 million (before deduction of US$76 million of credit valuation adjustments) and corresponding US$1.5 billion notional value of CDOs’ CDS protection provided to other financial institutions in our role as intermediary. These exposures are discussed in more detail in the preceding Monoline Insurers and Credit Derivative Product Companies section.
Exposures to Other Select Financial Instruments ($ millions – Cdn) (1)

		Carrying		Carrying
		Value of		Value of	Cumulative
		Unhedged &	Hedged	Hedged	Loss in Value	Cumulative	Net Losses
	Tranche	Wrapped	Investment	Investment	of Hedged	Gain on	on Hedged
As at April 30, 2009	Rating	Investments	Amounts	Amounts	Investments	Hedges	Investments

CDO’s (2)	AAA	17						Sundry securities
	CCC		290	69	(221)	221	–	Hedged with FI rated A

		17	290	69	(221)	221	–

CLO’s	AAA	84						Mostly U.K. and European mid-size corporate loans
	AAA		829	667	(162)	162	–	Hedged with FI rated A
	AAA		1,503	1,240	(263)	247	(16)	Hedges with Monolines rated A or better

		84	2,332	1,907	(425)	409	(16)

Residential MBS (4) (5)
No subprime	AAA	37						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A- to AA+	4						Wrapped with monoline rated AAA (3)
	B- to BB+	14						Wrapped with monoline rated A (3)
	CC	7						Wrapped with monoline that is no longer rated
U.S. subprime	A- to AA+		108	82	(26)		(26)	Hedges with FI’s rated AA or better
	B- to BB+		80	42	(38)	38	–	Hedges with FI’s rated AA or better

		62	188	124	(64)	38	(26)

Commercial MBS (5)	AAA	38						European, U.K. and U.S. commercial real estate loans
	A- to AA+	71						Mostly Canadian commercial and multi-use residential loans

		109

Asset-backed Securities	AAA	213						Mostly Canadian credit card receivables and auto loans
	A- to AA+	107						Mostly Canadian credit card receivables and auto loans
	BBB- to BBB+	70						Collateral notes on Canadian credit card receivables

		390

								FI’s = Financial Institutions

(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.

(2)	CDOs include indirect exposure to approximately $55.1 million of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with a large non-monoline financial institution.

(3)	Certain ratings are under review.

(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. RMBS included in the hedged investment amounts of $188 million have exposure to an estimated $92 million of underlying U.S. subprime loans.

(5)	Amounts exclude BMO Life Assurance holdings of $34 million of residential MBS and $292 million of commercial MBS.
BMO Financial Group Second Quarter Report 2009 • 21

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q2-2009

	Q2-2009					YTD-2009
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,062	156	504	(385)	1,337	2,127	334	1,020	(813)	2,668
Non-interest revenue	522	291	308	197	1,318	1,030	571	519	309	2,429

Total revenue (teb) (1)	1,584	447	812	(188)	2,655	3,157	905	1,539	(504)	5,097
Provision for (recovery of) credit losses	111	2	44	215	372	224	3	86	487	800
Non-interest expense	936	353	451	148	1,888	1,882	728	924	195	3,729
Income before income taxes and non- controlling interest in subsidiaries	537	92	317	(551)	395	1,051	174	529	(1,186)	568
Income taxes (recovery) (teb) (1)	162	30	68	(242)	18	317	55	101	(526)	(53)
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	38	38

Net income Q2-2009	375	62	249	(328)	358	734	119	428	(698)	583

Net income Q1-2009	359	57	179	(370)	225

Net income Q2-2008	350	107	187	(2)	642	667	203	158	(131)	897

Other statistics

Net economic profit	206	37	65	(395)	(87)	389	69	55	(819)	(306)
Return on equity	23.0%	25.9%	14.7%	nm	8.1%	22.1%	24.7%	12.3%	nm	6.5%
Cash return on equity	23.6%	26.3%	14.8%	nm	8.4%	22.6%	25.1%	12.3%	nm	6.8%
Operating leverage	(0.8%)	(13.1%)	14.8%	nm	(11.1%)	0.3%	(12.7%)	47.2%	nm	(3.5%)
Cash operating leverage	(0.6%)	(13.1%)	14.8%	nm	(11.0%)	0.4%	(12.8%)	47.2%	nm	(3.5%)
Productivity ratio (teb)	59.1%	79.1%	55.6%	nm	71.1%	59.6%	80.4%	60.0%	nm	73.2%
Cash productivity ratio (teb)	58.4%	78.9%	55.6%	nm	70.7%	59.0%	80.2%	60.0%	nm	72.7%
Net interest margin on earning assets (1)	2.93%	6.83%	1.09%	nm	1.55%	2.86%	7.62%	1.08%	nm	1.53%
Average common equity	6,473	964	6,555	2,786	16,778	6,469	951	6,554	2,520	16,494
Average earning assets ($ billions)	148.5	9.4	190.0	5.0	352.9	150.0	8.8	190.5	1.3	350.7
Full-time equivalent staff	20,280	4,682	2,333	9,629	36,924

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis. See the Non-GAAP Measures section.
The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2009.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 16 to the unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

22 • BMO Financial Group Second Quarter Report 2009

Personal and Commercial Banking

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	1,062	124	13%	(3)	–	2,127	249	13%
Non-interest revenue	522	5	1%	14	3%	1,030	47	5%

Total revenue (teb)	1,584	129	9%	11	1%	3,157	296	10%
Provision for credit losses	111	19	21%	(2)	(2%)	224	40	22%
Non-interest expense	936	82	10%	(10)	(1%)	1,882	171	10%

Income before income taxes and non-controlling interest in subsidiaries	537	28	5%	23	4%	1,051	85	9%
Income taxes (teb)	162	3	1%	7	4%	317	18	6%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	375	25	7%	16	5%	734	67	10%

Amortization of intangible assets (after tax)	9	2	34%	2	21%	16	2	19%

Cash net income	384	27	8%	18	5%	750	69	10%

Return on equity	23.0%		(3.3%)		1.8%	22.1%		(3.9%)
Cash return on equity	23.6%		(3.2%)		1.9%	22.6%		(4.0%)
Operating leverage	(0.8%)		nm		nm	0.3%		nm
Cash operating leverage	(0.6%)		nm		nm	0.4%		nm
Productivity ratio (teb)	59.1%		0.4%		(1.0%)	59.6%		(0.2%)
Cash productivity ratio (teb)	58.4%		0.3%		(1.2%)	59.0%		(0.2%)
Net interest margin on earning assets (teb)	2.93%		0.28%		0.14%	2.86%		0.22%
Average earning assets	148,541	4,634	3%	(2,943)	(2%)	150,037	7,256	5%

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	829	63	8%	4	1%	1,654	115	8%
Non-interest revenue	463	31	7%	14	3%	912	62	7%

Total revenue (teb)	1,292	94	8%	18	1%	2,566	177	7%
Provision for credit losses	93	11	13%	(2)	(2%)	188	23	14%
Non-interest expense	702	48	7%	(13)	(2%)	1,417	71	5%

Income before income taxes and non-controlling interest in subsidiaries	497	35	8%	33	7%	961	83	9%
Income taxes (teb)	147	5	4%	8	6%	286	19	7%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	350	30	9%	25	8%	675	64	10%

Amortization of intangible assets (after tax)	1	(2)	–	–	–	2	(1)	–

Cash net income	351	28	9%	25	8%	677	63	10%

Personal, Insurance & Other revenue	627	8	1%	1	–	1,253	29	2%
Commercial revenue	357	32	10%	11	3%	702	36	5%
Cards revenue	308	54	22%	6	2%	611	112	23%
Operating leverage	0.5%		nm		nm	2.1%		nm
Cash operating leverage	0.6%		nm		nm	2.1%		nm
Productivity ratio (teb)	54.3%		(0.3%)		(1.9%)	55.2%		(1.1%)
Cash productivity ratio (teb)	54.3%		(0.3%)		(1.8%)	55.2%		(1.1%)
Net interest margin on earning assets (teb)	2.89%		0.30%		0.17%	2.80%		0.22%
Average earning assets	117,587	(2,700)	(2%)	(2,630)	(2%)	118,924	(841)	(1%)

nm – not meaningful
BMO Financial Group Second Quarter Report 2009 • 23

Q2 2009 vs Q2 2008
Net income of $350 million increased $30 million or 9.1% from a year ago, despite a slowing economy.
          Revenue rose $94 million or 7.8%, driven by volume growth across most products and an improved net interest margin. Net interest margin increased by 30 basis points. Approximately one-half of the increase was attributable to having securitized low-margin mortgages. The remaining increase was driven by higher volumes in more profitable products including personal loans, personal and commercial deposits and cards; favourable prime rates relative to Bankers’ Acceptances rates; and actions to mitigate the impact of rising long-term funding costs, partially offset by lower mortgage refinancing fees.
          In the personal banking segment, revenue increased $8 million or 1.2%, driven by volume growth in higher-spread loans and deposits, favourable prime rates relative to BA rates and actions to mitigate the impact of rising long-term funding costs. Homeowner Readiline growth drove personal loan growth of 18% year over year. Market share increased 47 basis points from the prior year but decreased 27 basis points from the first quarter to 11.80%.
          In the weaker housing market, our mortgage loan balances declined from a year ago, due to securitization and the runoff of our broker-channel loans. The rate of decline in mortgage market share is slowing as our mortgage broker portfolio runs off. Mortgage market share decreased 89 basis points from a year ago and 8 basis points from the first quarter.
          Personal deposits increased 6.2% year over year. The combination of improved performance management, investment in our branch network, simplified product offerings and customers’ preferences for bank deposits in uncertain market conditions contributed to this growth. Overall, we are encouraged to see market share increase 23 basis points relative to the first quarter and 39 basis points year over year to 12.42% in a highly competitive environment.
          In the commercial banking segment, revenue increased $32 million or 9.7% due to growth in higher-spread loans and deposits. The increase also reflected actions to mitigate the impact of rising long-term funding costs and favourable prime rates relative to BA rates. As expected, loan growth from a year ago slowed to 3.2% amid economic weakness and continued intense competition. BMO ranks second in Canadian business banking market share of small and mid-sized businesses at 19.97%. Market share increased by 37 basis points from the prior year and 4 basis points from the first quarter. On the deposit side of the business, balances grew 9.2%, reflecting our customers’ attraction to the security of bank deposits in the current environment and also our focus on meeting our customers banking needs.
          Cards and Payment Services revenue increased $54 million year over year due to balance growth, spread improvement and higher Moneris revenue. Our brand marketing and promotions together with better integration of card sales across the branch system have resulted in continuing growth in the card portfolio.
          Non-interest expense increased $48 million or 7.3%, primarily due to a capital tax recovery in the prior year, employee benefits costs and higher premises and maintenance costs due to the timing of expenditures. The group’s cash operating leverage was 0.6%. Adjusted for the impact of the capital tax recovery a year ago, cash operating leverage for the quarter was more than 3.0%. Going forward, we plan to continue to invest strategically to improve our competitive position and, mindful of the current economic environment, continue to tightly manage our operating expenses.
          Average loans and acceptances, including securitized loans, increased $5.9 billion or 4.5% from a year ago and personal and commercial deposits grew $3.1 billion or 6.7%.
Q2 2009 vs Q1 2009
Net income increased $25 million or 7.6%.
          Revenue increased $18 million or 1.4% driven by improved net interest margin and lower investment securities losses in the current quarter, partially offset by the impact of three fewer calendar days in the second quarter and lower volumes. Net interest margin improved by 17 basis points due to actions to mitigate the impact of rising long-term funding costs and favourable prime rates relative to BA rates, partially offset by lower mortgage refinancing fees. The impact of having securitized low-margin mortgages raised the overall net interest margin modestly.
          Non-interest expense decreased $13 million or 1.9% due to three fewer days and annual stock-based compensation costs for employees eligible to retire that were expensed in the prior quarter. We continue to manage expense tightly.
          Average loans and acceptances including securitized loans decreased $0.6 billion or 0.4% from the first quarter, personal deposits increased $0.8 billion or 3.4% and commercial deposits decreased $0.5 billion or 2.0%.
Q2 YTD 2009 vs Q2 YTD 2008
Net income increased $64 million or 10%. Revenue increased $177 million or 7.4% driven by volume growth across most products, an improved net interest margin and higher cards and Moneris revenue, partially offset by net investment securities losses due to softer equity markets. Margin increased 22 basis points. Slightly more than half of the increase was attributable to having securitized mortgages. The remainder was due to higher volumes in more profitable products, favourable prime rates relative to BA rates and actions to mitigate the impact of rising long-term funding costs, partially offset by lower mortgage refinancing fees. Non-interest expense increased $71 million or 5.3% primarily due to increases in employee benefit costs, capital taxes, premises and maintenance, higher Moneris costs and initiatives spending. We continue to manage expenses tightly.

24 • BMO Financial Group Second Quarter Report 2009

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	233	61	35%	(7)	(3%)	473	134	40%
Non-interest revenue	59	(26)	(30%)	–	–	118	(15)	(11%)

Total revenue (teb)	292	35	14%	(7)	(3%)	591	119	25%
Provision for credit losses	18	8	84%	–	–	36	17	92%
Non-interest expense	234	34	17%	3	2%	465	100	27%

Income before income taxes and non-controlling interest in subsidiaries	40	(7)	(17%)	(10)	(23%)	90	2	3%
Income taxes (teb)	15	(2)	(20%)	(1)	(17%)	31	(1)	(2%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	25	(5)	(15%)	(9)	(26%)	59	3	5%

Amortization of intangible assets (after tax)	8	4	27%	2	20%	14	3	18%

Cash net income	33	(1)	(8%)	(7)	(18%)	73	6	7%

Operating leverage	(3.7%)		nm		nm	(2.0%)		nm
Cash operating leverage	(3.3%)		nm		nm	(2.4%)		nm
Productivity ratio (teb)	80.3%		2.6%		3.3%	78.6%		1.2%
Cash productivity ratio (teb)	76.9%		2.2%		2.6%	75.5%		1.4%
Net interest margin on earning assets (teb)	3.05%		0.12%		–	3.05%		0.10%
Average earning assets	30,954	7,334	31%	(313)	(1%)	31,113	8,097	35%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	187	16	10%	(9)	(4%)	383	45	13%
Non-interest revenue	48	(36)	(43%)	–	–	96	(36)	(27%)

Total revenue (teb)	235	(20)	(8%)	(9)	(4%)	479	9	2%
Non-interest expense	189	(9)	(5%)	1	–	377	13	4%
Net income	21	(9)	(31%)	(6)	(26%)	48	(8)	(15%)
Average earning assets	24,924	1,458	6%	(557)	(2%)	25,207	2,248	10%

nm – not meaningful

Q2 2009 vs Q2 2008
Net income decreased $5 million or 15% to $25 million. On a U.S. dollar basis, net income decreased $9 million or 31% to $21 million.
          The weak credit environment reduced net income in the quarter by US$11 million as there are higher levels of non-performing loans and the costs of managing this portfolio have increased.
          Revenue decreased US$20 million or 7.8%. Excluding the impact of a US$38 million gain on the Visa Inc. IPO a year ago, revenue increased US$18 million or 8.3%. This increase was largely driven by our Wisconsin acquisitions and deposit growth, partially offset by the increased impact of weaker credit markets of US$7 million. Excluding acquisitions, loans grew US$388 million or 1.9% and deposits grew US$1.7 billion or 9.4%.
          Non-interest expense decreased US$9 million or 4.8%. Excluding the impact of the US$17 million Visa Inc. litigation accrual recorded a year ago, expenses increased US$8 million or 4.2%. This increase was largely due to our Wisconsin acquisitions. Higher costs of managing our loan portfolio in the weaker credit market environment of US$2 million were offset by the success of focused expense management and higher seasonal expenses in the prior year.
Q2 2009 vs Q1 2009
Net income decreased by $9 million or 26%. On a U.S. dollar basis, net income decreased $6 million or 26%.
          Revenue decreased US$9 million or 3.6% primarily due to a decline in deposit revenues of US$5 million and the US$4 million impact of fewer days in the current quarter.
          Non-interest expense increased US$1 million or 0.4%. Excluding the US$6 million reduction to the Visa litigation accrual in the first quarter, expenses decreased US$5 million reflecting the timing of advertising, which is expected to increase in the third quarter, and our continued focus on expense management.
Q2 YTD 2009 vs Q2 YTD 2008
Net income increased $3 million or 4.9%. On a U.S. dollar basis, net income decreased $8 million or 15%. The weak credit environment reduced net income by US$22 million.
          Revenue increased US$9 million or 1.9%. Excluding the US$38 million Visa Inc. IPO gain of a year ago and the US$30 million impact of the Wisconsin acquisitions, revenue improved US$17 million. The increase was largely due to organic loan and deposit growth and deposit spread improvement, partially offset by decreased loan spreads and the US$14 million increase in the impact of weaker credit markets.
          Non-interest expense increased US$13 million or 3.5%. Excluding changes in the Visa litigation accrual, expenses increased US$36 million primarily due to the US$25 million impact of the Wisconsin acquisitions, a US$5 million increase in costs of managing in the weaker credit market environment and increased advertising of US$4 million.

BMO Financial Group Second Quarter Report 2009 • 25

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	156	(9)	(5%)	(22)	(12%)	334	14	5%
Non-interest revenue	291	(54)	(16%)	11	3%	571	(138)	(20%)

Total revenue (teb)	447	(63)	(12%)	(11)	(3%)	905	(124)	(12%)
Provision for credit losses	2	1	45%	1	4%	3	1	46%
Non-interest expense	353	3	1%	(22)	(6%)	728	6	1%

Income before income taxes	92	(67)	(42%)	10	11%	174	(131)	(43%)
Income taxes (teb)	30	(22)	(41%)	5	15%	55	(47)	(45%)

Net income	62	(45)	(42%)	5	9%	119	(84)	(41%)

Amortization of intangible assets (after tax)	1	1	–	–	–	2	1	–

Cash net income	63	(44)	(42%)	5	9%	121	(83)	(41%)

Return on equity	25.9%		(14.7%)		2.3%	24.7%		(13.8%)
Cash return on equity	26.3%		(14.7%)		2.4%	25.1%		(13.7%)
Operating leverage	(13.1%)		nm		nm	(12.7%)		nm
Cash operating leverage	(13.1%)		nm		nm	(12.8%)		nm
Productivity ratio (teb)	79.1%		10.3%		(2.6%)	80.4%		10.1%
Cash productivity ratio (teb)	78.9%		10.3%		(2.7%)	80.2%		10.2%
Net interest margin on earning assets (teb)	6.83%		(2.37%)		(1.65%)	7.62%		(1.31%)
Average earning assets	9,382	2,124	29%	1,064	13%	8,841	1,649	23%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	51	(8)	(13%)	11	27%	91	(30)	(25%)
Non-interest expense	51	(2)	(3%)	(2)	(4%)	104	(8)	(7%)
Net income	(1)	(5)	(+100%)	7	96%	(9)	(15)	(+100%)
Cash net income	–	(4)	(+100%)	8	99%	(8)	(15)	(+100%)
Average earning assets	2,278	148	7%	8	–	2,274	162	8%

nm – not meaningful

Q2 2009 vs Q2 2008
Net income of $62 million decreased $45 million or 42% from the same quarter a year ago, reflective of challenging equity markets and low interest rate environment. Results include one month of earnings from the acquisition of BMO Life Assurance with minimal effect on net income in the quarter.
          Revenue declined $63 million or 12% and was negatively impacted by lower revenue in full-service investing and lower fee-based revenue in our mutual fund businesses, reflecting the negative impact of softer market conditions on the group’s assets under management and administration. Revenue in the brokerage businesses was lowered by deposit spread compression. The stronger U.S. dollar increased revenue growth by $13 million or 2.5 percentage points.
          Non-interest expense increased $3 million, including one month of BMO Life Assurance expenses and higher costs associated with last year’s expansion of the sales forces. The stronger U.S. dollar increased expenses by $12 million or 3.3 percentage points. These were offset by lower revenue-based costs and active expense management.
          Assets under management and administration have been affected by softer market conditions and decreased $21 billion or 8.7%, despite a $13 billion benefit related to the stronger U.S. dollar. There was strong volume growth in term deposits, which increased $9 billion or 21% year over year.
          Effective April 1, 2009, BMO completed the acquisition of AIG Life Insurance Company of Canada, which was then rebranded as BMO Life

Assurance, adopting the BMO Insurance brand for all of its marketing, broker and customer communications. Effective in the third quarter, all of BMO’s insurance businesses will operate within Private Client Group given the alignment with the wealth management strategy and the desire to bring insurance capabilities and skill-sets together.
Q2 2009 vs Q1 2009
Net income increased $5 million or 8.7% from the prior quarter. Results in the first quarter were lowered by the $17 million ($11 million after tax) charge in respect of the valuation of auction-rate securities that we offered to purchase from client accounts.
          Revenue of $447 million decreased by $11 million as the revenue benefits from the inclusion of one month of revenues of BMO Life Assurance and the prior quarter’s charge for auction-rate securities were more than offset by decreases in revenue in the full-service investing business and lower mutual fund revenue. Net interest income was affected by lower spreads in term investment products and spread compression on deposits in our brokerage businesses.
          Non-interest expense decreased $22 million from the previous quarter due to active expense management and lower revenue-based costs, partially offset by the inclusion of one month of expenses from BMO Life Assurance in the current quarter. The first quarter included a charge for the annual stock-based compensation costs for employees eligible to retire.

26 • BMO Financial Group Second Quarter Report 2009

Q2 YTD 2009 vs Q2 YTD 2008
Net income decreased $84 million or 41% from the same period a year ago, reflective of challenging equity markets and a low interest rate environment. Results in the current year were further lowered by the $11 million after-tax charge in respect of the valuation of auction-rate securities.
          Revenue decreased by $124 million or 12%. The decline was primarily due to lower revenue in full-service investing and lower fee-based revenue in our mutual fund businesses, reflecting the negative impact of softer equity market conditions on the group’s assets under management and administration. Higher net interest income was primarily due to volume growth in term investment products and higher loans and deposits in private banking, partially offset by lower revenue in the brokerage businesses due to spread compression on deposit balances. The stronger U.S. dollar increased revenue by $23 million or 2.2 percentage points.
          Non-interest expense increased $6 million or 0.7%. Higher expenses were primarily attributable to the inclusion of one month of results of BMO Life Assurance and higher costs associated with last year’s expansion of the sales forces. The stronger U.S. dollar increased expenses by $23 million or 3.2 percentage points. These factors were partially offset by reductions in incentive compensation and revenue-based costs, in line with lower revenue, and the effects of active expense management.

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	504	263	100%	(12)	(2%)	1,020	469	85%
Non-interest revenue	308	(143)	(32%)	97	46%	519	105	25%

Total revenue (teb)	812	120	17%	85	12%	1,539	574	59%
Provision for credit losses	44	15	51%	2	3%	86	28	49%
Non-interest expense	451	10	2%	(22)	(5%)	924	101	12%

Income before income taxes	317	95	42%	105	50%	529	445	+100%
Income taxes (teb)	68	33	87%	35	+100%	101	175	+100%

Net income	249	62	33%	70	40%	428	270	+100%

Amortization of intangible assets (after tax)	–	–	–	–	–	–	–	–

Cash net income	249	62	33%	70	40%	428	270	+100%

Trading Products revenue	489	86	21%	167	52%	811	421	+100%
Investment and Corporate Banking and Other revenue	323	34	12%	(82)	(20%)	728	153	27%
Return on equity	14.7%		2.3%		4.8%	12.3%		7.6%
Cash return on equity	14.8%		2.4%		4.9%	12.3%		7.6%
Operating leverage	14.8%		nm		nm	47.2%		nm
Cash operating leverage	14.8%		nm		nm	47.2%		nm
Productivity ratio (teb)	55.6%		(8.0%)		(9.4%)	60.0%		(25.3%)
Cash productivity ratio (teb)	55.6%		(8.0%)		(9.4%)	60.0%		(25.2%)
Net interest margin on earning assets (teb)	1.09%		0.53%		0.02%	1.08%		0.47%
Average earning assets	190,022	15,279	9%	(1,013)	(1%)	190,537	9,972	6%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	344	100	40%	(141)	(29%)	829	292	54%
Non-interest expense	159	9	4%	(32)	(17%)	350	(9)	(3%)
Net income	108	46	72%	(90)	(46%)	306	189	+100%
Average earning assets	66,121	(5,123)	(7%)	(2,768)	(4%)	67,528	(5,312)	(7%)

  nm – not meaningful

Q2 2009 vs Q2 2008
Net income was $249 million, up $62 million or 33% from a year ago. Results for the quarter reflected charges of $117 million ($80 million after tax) as described in the Effects of the Capital Markets Environment on Second Quarter results section. Results a year ago included a net benefit of $42 million ($28 million after tax) as described in the Notable Items section.
          Revenue increased by $120 million to $812 million. The stronger U.S. dollar increased revenues by $78 million relative to a year ago. There were higher corporate banking revenues, continued strong performance in our interest-rate-sensitive businesses and improvement in our equity underwriting activity. These revenue increases were partially offset by lower trading revenue, net securities losses and a decrease in commission fees.
          Trading Products revenue increased 21% from a year ago due to the strength of certain core businesses. Our interest-rate-sensitive businesses continue to outperform their prior year results. Trading revenues were up in all areas with the exception of interest rate trading, due to this quarter’s charges in respect of the capital markets environment. The performance of our commodities business continued to improve, with significant growth from the low levels of the prior year. The increased

BMO Financial Group Second Quarter Report 2009 • 27

trading revenues in our Trading Products business were offset by trading losses on credit default swaps recorded in our Investment and Corporate Banking and Other business noted below.
          Investment and Corporate Banking and Other revenue increased by $34 million or 12% due to significantly higher corporate banking net interest income, as a result of increased spread from recent business initiatives, and also higher lending fees. Equity underwriting fees were up from a year ago, although debt underwriting and merger and acquisition activity were softer. Partially offsetting the revenue increases this quarter were trading losses of $119 million arising from the mark-to-market of credit default swaps used to hedge our loan portfolio. There were also net securities losses arising from the fair value adjustments on certain merchant banking investments.
          Net interest income rose from a year ago due to higher corporate banking net interest income as noted above, as well as higher revenues from our interest-rate-sensitive businesses and a significant increase in trading net interest income. Trading net interest income consists of interest earned on trading assets less the costs of funding the assets. Net interest margin improved 53 basis points from the prior year due to higher spreads in our corporate lending business and in our interest-rate-sensitive businesses.
          Non-interest expense increased $10 million or 2.4%. The stronger U.S. dollar increased expenses by $34 million. Adjusted for the impact of foreign exchange, the group’s expenses decreased, due in large part to lower employee costs. The group’s cash operating leverage was 14.8%.
Q2 2009 vs Q1 2009
Net income increased $70 million or 40%. Results in the first quarter were affected by charges totalling $511 million ($348 million after tax) due to the capital markets environment. Results in the current quarter reflected $117 million ($80 million after tax) of charges, including mark-to-market reversals of some of the first quarter charges.
          Revenue rose $85 million, in part due to large losses related to the capital markets environment in the first quarter tempered by lower trading revenues and more normalized performance from our interest-rate-sensitive businesses in the current quarter. Corporate banking revenues were up considerably with increased spreads and higher lending fees. Merger and acquisition and debt underwriting revenue improved from the previous quarter, while commission revenue and equity underwriting fees decreased.
          Non-interest expense was $22 million or 4.5% lower than in the first quarter primarily due to $24 million of severance costs recorded that quarter.
Q2 YTD 2009 vs Q2 YTD 2008
Net income increased $270 million to $428 million. Results in 2009 were affected by charges of $628 million ($428 million after tax) related to the capital markets environment. Results in 2008 were affected by charges of $446 million ($296 million after tax).
          Revenue rose $574 million or 59% due to the strength of our underlying core businesses. There were significantly improved trading revenues and corporate banking revenues. Revenues from our interest-rate-sensitive businesses also increased considerably and there has been a rebound in equity underwriting activity. The stronger U.S. dollar has bolstered the revenue from our U.S. businesses. In contrast, securities losses have increased and merger and acquisition activity has remained soft over the first half of the year, compared with a year ago. Commission revenue also decreased.
          Non-interest expense was $101 million higher than in the prior year in part due to increased variable compensation consistent with improved revenue performance, severance costs recorded in the current year and higher allocated and computer costs.

28 • BMO Financial Group Second Quarter Report 2009

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2009	vs. Q2-2008		vs. Q1-2009		YTD-2009	vs. YTD-2008

Net interest income (teb)	(385)	(215)	(+100%)	43	10%	(813)	(452)	(+100%)
Non-interest revenue	197	64	49%	85	78%	309	157	+100%

Total revenue (teb)	(188)	(151)	(+100%)	128	41%	(504)	(295)	(+100%)
Provision for credit losses	215	186	+100%	(57)	(20%)	487	350	+100%
Non-interest expense	148	113	+100%	101	+100%	195	157	+100%
Loss before income taxes and non-controlling interest in subsidiaries	551	450	+100%	(84)	(13%)	1,186	802	+100%
Income taxes (recovery) (teb)	(242)	124	+100%	(42)	(15%)	(526)	236	82%
Non-controlling interest in subsidiaries	19	–	–	–	–	38	1	6%

Net loss	328	326	+100%	(42)	(11%)	698	567	+100%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(75)	(45)	(+100%)	48	39%	(198)	(102)	(+100%)
Provision for credit losses	162	119	+100%	(62)	(27%)	386	224	+100%
Non-interest expense	19	24	+100%	33	+100%	5	30	+100%
Income taxes (recovery) (teb)	(90)	56	+100%	(40)	(29%)	(220)	116	+100%
Net loss	170	132	+100%	(38)	(19%)	378	240	+100%

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to BMO’s overall asset-liability management.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $328 million in the quarter compared with a net loss of $2 million in the prior year due to higher provisions for credit losses related to BMO’s application of the expected-loss-provisioning methodology, lower revenues and the $118 million of severance costs recorded in the quarter. Revenues were worse primarily due to the negative carry on certain asset-liability interest rate positions as a result of market interest rate changes, the continued impact of funding activities that have enhanced our strong liquidity position and the effect of credit card securitizations completed in 2008.
          Net loss decreased $42 million from the first quarter but results improved $122 million excluding the $80 million of after-tax severance costs. There were improved revenues, which reflect actions to lower the negative carry on certain asset-liability interest rate and liquidity management positions and mark-to-market gains on hedging activities this quarter versus mark-to-market losses in the prior quarter, as well as lower provisions for credit losses.
          Net loss for the year to date rose $567 million from a year ago, driven in large part by higher provisions for credit losses, due to our expected loss provisioning methodology, lower revenues and the severance costs discussed above.

BMO Financial Group Second Quarter Report 2009 • 29

Notable items

(Canadian $ in millions, except as noted)	Q2-2009	Q1-2009	Q2-2008	YTD-2009	YTD-2008

Charges related to deterioration in capital markets environment	117	528	(42)	645	446
Related income taxes	37	169	(14)	206	150

Net impact of charges related to deterioration in capital markets environment (a)	80	359	(28)	439	296

Severance costs	118	–	–	118	–
Related income taxes	38	–	–	38	–

Net impact of severance (b)	80	–	–	80	–

Increase in general allowance	–	–	–	–	60
Related income taxes	–	–	–	–	22

Net impact of increase in general allowance (c)	–	–	–	–	38

Net impact of notable items (a+b+c)	160	359	(28)	519	334

Notable Items
Q2 2009
Net income for the second quarter of 2009 was affected by $235 million ($160 million after tax and $0.30 per share) of capital markets environment charges and severance costs.
          Results included capital markets environment charges of $117 million ($80 million after tax and $0.15 per share) recorded in BMO Capital Markets in respect of:
•	charges of $215 million ($147 million after tax) on exposures to a Canadian credit protection vehicle (Apex); and

•	benefit for credit valuation adjustments (CVA) of $98 million pre-tax ($67 million after tax).
          The above charges reduced trading non-interest revenue by $117 million. Further detail on the charges is provided in the Effects of the Capital Markets Environment on Second Quarter Results section.
          Results also included severance costs of $118 million ($80 million after tax and $0.15 per share) recorded in Corporate Services.
Q2 2008
BMO’s results in the second quarter of 2008 included a net benefit of $42 million ($28 million after tax and $0.06 per share) related to the capital markets environment.
          The net benefit of $42 million above was reflected in trading non-interest revenue ($71 million), other revenue ($6 million) and investment securities gains (-$35 million).
Q1 2009
Results in the first quarter of 2009 were affected by capital markets environment charges of $528 million ($359 million after tax and $0.69 per share). BMO Capital Markets recorded unrealized capital markets environment charges of $511 million ($348 million after tax), and PCG also recorded charges of $17 million ($11 million after tax) related to auction-rate securities.
          The $528 million of charges outlined above reduced trading non-interest revenue ($285 million), investment securities gains ($226 million) and other revenue ($17 million).
YTD 2009
Net income for the year-to-date 2009 was affected by $763 million ($519 million after tax and $0.99 per share) of capital markets environment charges and severance costs. BMO Capital Markets recorded capital markets environment charges of $628 million ($428 million after tax) and PCG recorded charges of $17 million ($11 million after tax) related to auction-rate securities. There were also severance costs in Corporate Services of $118 million ($80 million after tax).
          Non-interest revenue for year-to-date 2009 was affected by the $645 million of charges outlined above. There were reductions in trading non-interest revenue ($402 million), investment securities gains ($226 million) and other revenue ($17 million).
YTD 2008
Net income for the year-to-date 2008 was reduced by $506 million ($334 million after tax and $0.66 per share) of charges for certain trading activities and valuation adjustments and an increase in the general allowance for credit losses. They included $446 million ($296 million after tax) of charges in respect of the capital markets environment in BMO Capital Markets and a $60 million ($38 million after tax) increase in the general allowance for credit losses recorded in Corporate Services to reflect portfolio growth and risk migration.
          Non-interest revenue for year-to-date 2008 was affected by the $446 million of charges outlined above. There were reductions in trading non-interest revenue ($349 million), investment securities gains ($58 million) and other revenue ($39 million).

30 • BMO Financial Group Second Quarter Report 2009

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2009	Q1-2009	Q2-2008	YTD-2009	YTD-2008

Non-interest expense (a)	1,888	1,841	1,680	3,729	3,294
Amortization of acquisition-related intangible assets (note 1)	(12)	(10)	(10)	(22)	(20)

Cash-based non-interest expense (b) (note 2)	1,876	1,831	1,670	3,707	3,274

Net income	358	225	642	583	897
Amortization of acquisition-related intangible assets, net of income taxes	10	8	8	18	16

Cash net income (note 2)	368	233	650	601	913
Preferred share dividends	(26)	(23)	(14)	(49)	(29)
Charge for capital (note 2)	(429)	(429)	(370)	(858)	(745)

Net economic profit (note 2)	(87)	(219)	266	(306)	139

Revenue (c)	2,655	2,442	2,620	5,097	4,646
Revenue growth (%) (d)	1.3	20.5	3.6	9.7	1.1
Productivity ratio (%) ((a/c) x 100)	71.1	75.4	64.1	73.2	70.9
Cash productivity ratio (%) ((b/c) x 100) (note 2)	70.7	75.0	63.8	72.7	70.5
Non-interest expense growth (%) (e)	12.4	14.1	4.1	13.2	0.2
Cash-based non-interest expense growth (%) (f) (note 2)	12.3	14.1	4.3	13.2	0.3
Operating leverage (%) (d-e)	(11.1)	6.4	(0.5)	(3.5)	0.9
Cash operating leverage (%) (d-f) (note 2)	(11.0)	6.4	(0.7)	(3.5)	0.8
EPS (uses net income) ($)	0.61	0.39	1.25	1.00	1.72
Cash EPS (uses cash net income) ($)	0.63	0.40	1.26	1.03	1.75

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

Note 2: These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate certain measures excluding the effects of items but generally do so in conjunction with disclosure of the nearest GAAP measure and provide detail of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to be reflective of ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

BMO Financial Group Second Quarter Report 2009 • 31

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, May 26, 2009 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 24, 2009 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 3278111.
          A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 24, 2009.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Interim Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
February 2009 $25.96 ($25.44*)
March 2009 $33.22
April 2009 $39.83
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

® Registered trade-mark of Bank of Montreal